This filing is made pursuant to Rule 424(b)(5) and 424(b)(7)
under the Securities Act of 1933 in connection
Registration No. 333-137408
PROSPECTUS SUPPLEMENT
(To Prospectus dated October 31, 2006)

4,500,000 Shares

Common Stock

Smith Micro Software, Inc. is selling 4,000,000 shares of common stock, and the selling stockholder identified in this prospectus supplement is selling 500,000 shares of our common stock. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholder.

Our common stock is quoted on the Nasdaq Global Market under the symbol SMSI. On December 13, 2006, the last reported sale price of our common stock was $15.30 per share.

	Per share	Total

Public offering price	$14.750	$66,375,000

Underwriting discounts and commissions	$0.826	$3,717,000

Proceeds to Smith Micro Software, Inc., before expenses	$13.924	$55,696,000

Proceeds to the selling stockholder, before expenses	$13.924	$6,962,000

We have granted the underwriters an option for a period of 30 days to purchase from us up to 675,000 additional shares of our common stock. If the underwriters exercise this option in full, the total underwriting discounts and commissions will be $4,274,550 and the total proceeds, before expenses, to Smith Micro Software will be $65,094,700.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page S-10 of this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

Sole Book - Running Manager
UBS Investment Bank

C.E. Unterberg, Towbin	Needham & Company, LLC

Merriman Curhan Ford & Co.	ThinkEquity Partners LLC

Prospectus Supplement dated December 13, 2006.

Prospectus Supplement

Prospectus

Smith Micro, QuickLink, StuffIt, StuffIt Deluxe, CheckIt, HotFax, FAXstf and Spring Cleaning are trademarks of Smith Micro. All other trademarks, trade names or service marks appearing in this prospectus supplement and the accompanying prospectus are the property of their respective owners.

About This Prospectus Supplement

This document is in two parts. The first part is this prospectus supplement, which describes the terms of the offering of common stock and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus. The second part is the accompanying prospectus, which provides more general information. To the extent there is a conflict between the information contained in this prospectus supplement, on the one hand, and the information contained in the accompanying prospectus or any document incorporated by reference in this prospectus supplement or the accompanying prospectus, on the other hand, you should rely on the information contained in this prospectus supplement.

You should rely only on the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus and any free writing prospectus provided in connection with this offering. Neither we nor the underwriters have authorized anyone to provide you with any information other than the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus and any free writing prospectus provided in connection with this offering.

The information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus and any free writing prospectus is accurate only as of the respective dates thereof, regardless of the time of delivery of this prospectus supplement, the accompanying prospectus or any free writing prospectus, or of any sale of our shares of common stock.

No action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

S-ii

Prospectus Supplement Summary

This summary highlights information contained elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus and does not contain all of the information you should consider before buying our common stock in this offering. You should read this entire prospectus supplement and the accompanying prospectus carefully, including “Risk Factors” beginning on page S-10 of this prospectus supplement, the consolidated financial statements and related notes and other information incorporated by reference in this prospectus supplement and the accompanying prospectus. Unless the context otherwise requires, all references in this prospectus supplement to “Smith Micro,” “we,” “us,” “our,” or similar words refer to Smith Micro Software, Inc. and its subsidiaries.

Company Overview

Smith Micro develops and markets software solutions for the wireless industry. Our long-standing product design philosophy has been to enhance, simplify and streamline the end-user experience from initial purchase and installation to first use. We sell our products to some of the world’s leading wireless companies, as well as to consumers. Our products facilitate wireless data connectivity, including software connecting users to wireless wide area networks (WWAN) and wireless local area networks (WLAN), including Wi-Fi, and software to manage music and other digital content, including images, on mobile devices. We also develop and market our proprietary file compression technology, which enables more efficient wireless data communications. We target our software products to original equipment manufacturers (OEMs), particularly wireless carriers and mobile device manufacturers, as well as consumers.

Since 2000, we have shipped over 5.9 million wireless products. We believe that the proliferation of wireless broadband infrastructure and technologies, as well as the widening range of mobile devices, such as handsets, personal computers (PCs), personal digital assistants (PDAs) and embedded modules, will continue to present new growth opportunities for wireless software and communications providers.

Industry Background

Smith Micro offers products in the following technology and communication-related markets:

•	Wireless. To help drive revenue growth and profitability, wireless carriers have introduced new value-added products and services that coincide with a number of key enabling trends. Namely, traditional mobile devices are being replaced with multimedia-enabled devices, carriers are deploying wireless broadband network infrastructures and consumers are increasingly adopting mobile data and multimedia services. As carriers seek to enhance their competitive position, they have increasingly focused on network expansion, customer acquisition and customer service. This creates opportunities for software providers, such as Smith Micro, as carriers increase the use of third-party applications, services and custom solutions. These industry trends are the key drivers for the mobile data services market, which the Yankee Group has projected will grow from $10.5 billion in 2005 to $39.9 billion in 2010.

•	Mobile Music. Digital audio players and internet-based music download services have transformed music consumption into a personal and mobile experience. As wireless carriers seek to offer premium services and mobile devices support multimedia functionality, the market for digital music distribution over wireless networks and use on wireless devices is expected to grow rapidly. The Yankee Group estimates that music-enabled mobile phone shipments worldwide will grow from 130.2 million units in 2005 to 882.7 million units in 2010, and IDC estimates that United States wireless subscribers who purchase full-track music delivered over cellular networks will grow from 9.7 million subscribers in 2006 to 54.3 million subscribers in 2010.

•	Data Compression. Data compression is critical to both efficient data storage and multimedia transmission. As subscriber demand increases for mobile access to larger image, audio and video files, we believe wireless carriers and mobile device manufacturers face a pressing need to use better compression technologies to reduce the size of digital content sent over their networks and to maximize the efficient use of limited device memory. According to the Mobile Imaging Report, of the approximately 600 million digital cameras shipped in 2005, approximately 500 million were camera-enabled mobile phones.

•	Diagnostic and Utility Software. Consumers and businesses have a need for diagnostic and utility software solutions for PCs. Consumers demand products that can enhance PC performance, protect against spam, spyware and computer hacking and remove malicious code. Businesses need cross-platform solutions that can quickly identify and repair a broad range of computer-related problems.

Products

Our primary product lines and products consist of the following:

Product Line	Products	Description

OEM — Wireless	QuickLink Mobile Music Essentials Kit QuickLink Mobile Manager QuickLink Music QuickLink Wi-Fi QuickLink PhoneManager	Enable or enhance broadband wireless, multimedia services and management tools offered by wireless operators and mobile device manufacturers

Wireless — Enterprise	QuickLink Mobile Enterprise	Enhanced QuickLink Mobile that provides security and support for enterprise customers

Wireless — Compression	StuffIt Wireless StuffIt Image	Enable compression of data files to facilitate storage in mobile devices and transmission over wireless networks

Consumer Products	StuffIt Deluxe CheckIt Diagnosis CheckIt System Performance Suite Spring Cleaning Internet Cleanup FAXstf X Pro HotFax MessageCenter Personal Image Manager Personal Photo Manager Aquazone	Suite of products that includes Internet cleanup and privacy software, fax and data file transmission via modems and image management and display tools

Wireless carriers and mobile device manufacturers incorporate our products into their branded offerings, selling directly to individual consumers and their enterprise customers. Our technologies are utilized in many major wireless networks to facilitate data communications via mobile devices. Our primary products include QuickLink Mobile, QuickLink Mobile Enterprise, QuickLink Music and StuffIt Wireless, as well as a variety of consumer products, which are described below.

•	OEM — Wireless. QuickLink Mobile provides Windows and Macintosh users with a centralized application to control, customize and automate wireless connections, including WWAN and Wi-Fi. In the first quarter of 2006, Verizon Wireless announced the V CAST Music Essentials Kit for Verizon Wireless, which incorporates our Music Essentials Kit and allows users to purchase music from the Verizon Wireless music store, or any other compatible store, and transfer it to or from any music-capable mobile device. We also launched QuickLink Music in September 2006, a new product that expands upon the functionality in the Music Essentials Kit by adding the ability to manage a consumer’s music on both a PC and a mobile device.

•	Wireless — Enterprise. QuickLink Mobile Enterprise is an enhanced version of QuickLink Mobile that has expanded security functionality tailored to an enterprise environment. Additionally, QuickLink Mobile Enterprise supports approximately 185 carriers worldwide and interoperates with many mobile devices connected via USB cable or Bluetooth.

•	Wireless — Compression. StuffIt Wireless offers carriers and mobile device manufactures a suite of image and file compression solutions. StuffIt Wireless enables image compression without loss of quality, thereby lowering demand on device resources. StuffIt Wireless allows wireless carriers to use available network bandwidth more efficiently and device manufacturers to reduce hardware memory costs through efficient use of limited memory resources while improving battery life through faster file transfer.

•	Consumer Products. We also offer consumer products that provide compression, utility, diagnostic, fax and eBusiness solutions. These products are designed to enhance PC performance, protect against spam, spyware and computer hacking and remove malicious code. Our line of consumer products is available through direct sales on our website, indirect sales on partner websites and through traditional retail outlets.

Strengths

•	Technology Expertise in Wireless Data Communications. We have been providing products that enable and enhance wireless data communications since 2002. Our experience in developing communication software has provided us with technical, customer and commercial knowledge that enables us to keep abreast of, or anticipate, technological developments in the wireless industry and develop innovative new products.

•	Strong OEM Relationships. We currently maintain strong relationships with many of the world’s leading wireless carriers, such as Verizon Wireless, Vodafone, Alltel, Dobson/CellularOne, TELUS Mobility, Iusacell and mobile device manufacturers, such as Motorola, Nokia, Samsung, LG Electronics, UTStarcom, Pantech, Kyocera, Novatel Wireless, Option, Sony Ericsson, Huawei and Sierra Wireless. Our relationships with wireless carriers serve as the primary distribution channel for our wireless products, as the carriers generally lead marketing efforts and help drive end-user demand. We also maintain close relationships with mobile device manufacturers, primarily in support of their efforts to maintain the compatibility of their products with carrier networks. In addition, our relationships provide insight into technology trends and help us anticipate market needs and develop new carrier-specific products from our knowledge of our customer’s systems and infrastructure.

•	Critical Enabling Technology Products. Our products enable the adoption and usage of advanced data services provided by wireless carriers. Our products support a broad range of wireless and end-user applications that are offered by several leading carriers and device manufacturers.

•	Technology Development Platform. Throughout our history, we have demonstrated an ability to develop and commercialize products utilizing new technologies. We have achieved extensive brand recognition for our products among wireless carriers, reflecting our ability to develop innovative products that interoperate with a carrier’s infrastructure.

•	Highly Experienced Management Team. We have an experienced management team that is long-tenured with our company and has significant experience with communications software. Many of the members of our management team have been with Smith Micro for ten years or more.

Strategy

•	Provide Service-Enhancing Products for Wireless Carriers and Mobile Device Manufacturers. We intend to continue to develop innovative, enabling technology and infrastructure products that facilitate the usage of wireless data and other premium services, thereby providing our customers with additional revenue opportunities and differentiated services that encourage customer loyalty. We launched QuickLink Mobile in 2002, which has been a key driver of our growth. In 2005, we announced StuffIt Wireless, a product that compresses data and image files. In the first quarter of 2006, Verizon Wireless announced the V CAST Music Essentials Kit for Verizon Wireless which incorporates our Music Essentials Kit.

•	Leverage OEM Relationships. We intend to continue to capitalize on our strong relationships with some of the world’s leading wireless carriers and mobile device manufacturers. For example, our carrier customers serve as a valuable distribution channel, providing access to millions of end-users and also providing market feedback for future product offerings.

•	Focus on Multiple High-Growth Markets. We plan to continue to focus on the wireless communications market and believe we are well-positioned to capitalize on the favorable trends in both wireless broadband connectivity and consumer wireless data services. Among these trends are the ongoing introduction of new data services by wireless carriers, the increasing availability of multimedia-enabled mobile devices and the need for consumers and enterprises to manage their wireless access to the Internet.

•	Expand our Customer Base. We intend to grow our business domestically by offering our products to new wireless carriers and mobile device manufacturers and internationally by leveraging our products and our market expertise to build our presence with international carriers and mobile device manufacturers.

•	Selectively Pursue Acquisitions of Complementary Products and Services. We plan to continue to pursue selected acquisition opportunities in an effort to expand our product and technological abilities, enter complementary markets and extend our geographic reach. In the past, we have used acquisitions to enhance our technology features and customer base, and to extend our offerings into new markets. For example, in July 2005 we acquired Allume Systems, Inc. and launched our StuffIt Wireless compression technology product, and in April 2006 we acquired PhoTags, Inc. and integrated its multi-media management software into our product suite.

Corporate Information

We were incorporated in California in November 1983, and we reincorporated in Delaware in July 1995. Our principal executive offices are located at 51 Columbia, Suite 200, Aliso Viejo, California 92656, and our telephone number is (949) 362-5800. Our web address is www.smithmicro.com. The information on or accessible through our website does not constitute part of this prospectus supplement or the accompanying prospectus.

The Offering

Common stock offered by Smith Micro Software, Inc.	4,000,000 shares

Common stock offered by the selling stockholder	500,000 shares

Common stock to be outstanding after this offering	28,352,649 shares

Use of Proceeds	We intend to use the net proceeds received by us from this offering for general corporate purposes, including working capital and capital expenditures, and possible acquisitions of complementary products, technologies or other assets, although we are not currently a party to any agreements or commitments with respect to any material acquisitions. However, we have entered into non-binding letters of intent and are currently negotiating for two potential acquisitions. We will not receive any proceeds from the sale of shares of our common stock being offered by the selling stockholder. See “Use of Proceeds” for additional information.

Risk Factors	Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page S-10 of this prospectus supplement and the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus.

Nasdaq Global Market symbol	SMSI

The number of shares of common stock that will be outstanding after this offering is based on 24,352,649 shares of common stock outstanding at September 30, 2006, and excludes:

•	2,622,295 shares of common stock issuable upon the exercise of options outstanding at September 30, 2006, at a weighted average exercise price of $4.76 per share;

•	2,149,187 shares of common stock available for future issuance under our 2005 Stock Option/Stock Issuance Plan at September 30, 2006;

•	Up to 323,475 shares of our common stock that may be issued to the former stockholders of PhoTags, Inc. if certain revenue milestones are achieved on or before June 30, 2007; and

•	675,000 shares of common stock that may be sold by us if the underwriters exercise their over-allotment option in full.

Unless otherwise indicated herein, all information in this prospectus supplement and the accompanying prospectus assumes that the underwriters do not exercise their over-allotment option.

Summary Consolidated Financial Data

The following summary consolidated financial data for the years ended December 31, 2003 through December 31, 2005 is derived from our audited consolidated financial statements for those periods. The summary data for the nine-month periods ended September 30, 2005 and September 30, 2006 is derived from our unaudited condensed consolidated financial statements for those periods. This information is only a summary and should be read in conjunction with our historical consolidated financial statements and related notes and any “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in our annual reports, quarterly reports and recent current reports on file with the SEC incorporated by reference in this prospectus supplement and the accompanying prospectus. For more details on how you can obtain our SEC filings, you should read the section of this prospectus supplement entitled “Incorporation of Certain Documents by Reference” beginning on page S-38. Our results of operations for any historical period are not necessarily indicative of results of operations for any future period.

				Nine months ended
	Year ended December 31,			September 30,
	2003	2004	2005	2005	2006
	(In thousands, except per share data)

Consolidated Statement of Operations Data:
Net revenues:
Products	$6,291	$12,394	$19,637	$11,781	$36,691
Services	925	922	621	475	550

Total net revenues	7,216	13,316	20,258	12,256	37,241

Cost of revenues:
Products	1,350	2,530	3,818	1,835	14,485
Services	321	380	285	220	210

Total cost of revenues	1,671	2,910	4,103	2,055	14,695

Gross profit	5,545	10,406	16,155	10,201	22,546
Operating expenses:
Selling and marketing	1,666	1,519	3,410	2,103	6,540
Research and development	2,506	2,556	3,963	2,638	5,625
General and administrative	2,330	2,868	4,621	3,367	5,766

Total operating expenses	6,502	6,943	11,994	8,108	17,931

Operating (loss) income	(957)	3,463	4,161	2,093	4,615
Interest income and other (net)	37	53	667	475	871

(Loss) income before income taxes	(920)	3,516	4,828	2,568	5,486
Income tax expense	3	71	104	55	140

Net (loss) income	$(923)	$3,445	$4,724	$2,513	$5,346

Net (loss) income per share, basic	$(0.06)	$0.20	$0.22	$0.12	$0.23

Weighted average number of shares outstanding, basic	16,511	17,267	21,351	21,097	23,360

Net (loss) income per share, diluted	$(0.06)	$0.19	$0.21	$0.11	$0.21

Weighted average number of shares outstanding, diluted	16,511	18,412	22,806	22,454	25,184

				Nine months ended
	Year ended December 31,			September 30,
	2003	2004	2005	2005	2006
	(In thousands, except per share data)

Other Financial Data(1)(2):
Non-GAAP operating (loss) income	$(957)	$3,463	$4,931	$2,478	$9,726
Non-GAAP net (loss) income	$(923)	$3,445	$5,494	$2,898	$10,457

Non-GAAP net (loss) income per share, basic	$(0.06)	$0.20	$0.26	$0.14	$0.45

Non-GAAP net (loss) income per share, diluted	$(0.06)	$0.19	$0.24	$0.13	$0.42

	As of September 30, 2006
	Actual	As Adjusted(3)
	(In thousands)

Consolidated Balance Sheet Data:
Cash and cash equivalents	$34,898	$90,294
Total assets	63,087	118,483
Total liabilities	6,824	6,824
Accumulated deficit	(6,599)	(6,599)
Total stockholder’s equity	56,264	111,660

(1)	The following measures of operating (loss) income, net (loss) income and net income (loss) per share, which are adjusted to exclude amortization of intangible assets and stock-based compensation expense, are not in accordance with, or an alternative for, results prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). Reconciliations of these non-GAAP measures to our GAAP measures are provided in footnote (2) below. These non-GAAP measures should only be viewed as a supplement to our GAAP results of operations. Furthermore, these non-GAAP measures may be different from similarly titled non-GAAP measures used by other companies. We present these non-GAAP financial measures primarily as supplemental performance measures because we believe they facilitate operating performance comparisons from period to period as they exclude certain items that we believe are not representative of our core operations. In addition, we believe that these measures are used by financial analysts as measures of our financial performance and that of other companies in our industry. Because these non-GAAP financial measures have limitations as analytical tools, you should not consider these measures in isolation or as a substitute for analysis of our results as reported under GAAP.

(2)	Reconciliations of non-GAAP operating (loss) income, non-GAAP net (loss) income and non-GAAP net (loss) income per share, to the most directly comparable respective GAAP measures, operating (loss) income, net (loss) income and net income (loss) per share, for each of the fiscal periods indicated are as follows:

				Nine months ended
	Year ended December 31,			September 30,
	2003	2004	2005	2005	2006
	(In thousands, except per share data)

Non-GAAP Reconciliation:
GAAP operating (loss) income	$(957)	$3,463	$4,161	$2,093	$4,615
Amortization of intangible assets	—	—	770	385	1,202
Stock-based compensation expense	—	—	—	—	3,909

Non-GAAP operating (loss) income	(957)	3,463	4,931	2,478	9,726

GAAP net (loss) income	$(923)	$3,445	$4,724	$2,513	$5,346
Amortization of intangible assets	—	—	770	385	1,202
Stock-based compensation expense	—	—	—	—	3,909

Non-GAAP net (loss) income	$(923)	$3,445	$5,494	$2,898	$10,457

Non-GAAP net (loss) income per share, basic	$(0.06)	$0.20	$0.26	$0.14	$0.45

Weighted average number of shares outstanding, basic	16,511	17,267	21,351	21,097	23,360

Non-GAAP net (loss) income per share, diluted	$(0.06)	$0.19	$0.24	$0.13	$0.42

Weighted average number of shares outstanding, diluted	16,511	18,412	22,806	22,454	25,184

(3)	As adjusted to give effect to the sale by us of 4,000,000 shares of our common stock in this offering, at a public offering price of $14.75 after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

Summary Quarterly Consolidated Financial Data

The following table sets forth unaudited quarterly consolidated financial data for each of the seven quarters through September 30, 2006. This data has been prepared on the same basis as the audited consolidated financial statements and related notes incorporated by reference in this prospectus supplement and the accompanying prospectus and reflect all necessary adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of this data. For more details on how you can obtain our SEC filings, you should read the section of this prospectus supplement entitled “Incorporation of Certain Documents by Reference” beginning on page S-38.

Our quarterly results of operations have varied significantly in the past and we expect our quarterly operating results to vary significantly in the future. Our results of operations for any historical period are not necessarily indicative of results of operations for the full year or for any future period.

	Three months ended
	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,	June 30,	Sept. 30,
	2005	2005	2005	2005	2006	2006	2006

Consolidated Summary Statement of Operations Data:
Total net revenues	$2,030	$3,330	$6,896	$8,002	$9,885	$12,555	14,801
Gross profit	1,685	2,785	5,731	5,954	6,586	7,250	8,711
Operating (loss) income	(228)	558	1,763	2,068	1,627	851	2,137

Net (loss) income	$(128)	$764	$1,877	$2,211	$1,812	$1,083	$2,450

Net (loss) income per share, basic	$(0.01)	$0.04	$0.09	$0.10	$0.08	$0.05	$0.10

Weighted average number of shares outstanding, basic	19,665	21,584	22,016	22,106	22,303	23,635	24,123

Net (loss) income per share, diluted	$(0.01)	$0.03	$0.08	$0.09	$0.07	$0.04	$0.09

Weighted average number of shares outstanding, diluted	19,665	22,713	23,222	23,900	24,284	25,598	25,794

Other Financial Data(1)(2):
Non-GAAP operating (loss) income	$(228)	$558	$2,148	$2,453	$2,724	$3,001	$4,001
Non-GAAP net (loss) income	$(128)	$764	$2,262	$2,596	$2,909	$3,233	$4,314

Non-GAAP net (loss) income per share, basic	$(0.01)	$0.04	$0.10	$0.12	$0.13	$0.14	$0.18

Non-GAAP net (loss) income per share, diluted	$(0.01)	$0.03	$0.10	$0.11	$0.12	$0.13	$0.17

(1)	The following measures of operating (loss) income, net (loss) income and net income (loss) per share, which are adjusted to exclude amortization of intangible assets and stock-based compensation expense, are not in accordance with, or an alternative for, results prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). Reconciliations of these non-GAAP measures to our GAAP measures are provided in footnote (2) below. These non-GAAP measures should only be viewed as a supplement to our GAAP results of operations. Furthermore, these non-GAAP measures may be different from similarly titled non-GAAP measures used by other companies. We present these non-GAAP financial measures primarily as supplemental performance measures because we believe they facilitate operating performance comparisons from period to period as they exclude certain items that we believe are not representative of our core operations. In addition, we believe that these measures are used by financial analysts as measures of our financial performance and that of other companies in our industry. Because these non-GAAP financial measures have limitations as analytical tools, you should not consider these measures in isolation or as a substitute for analysis of our results as reported under GAAP.

(2)	Reconciliations of non-GAAP operating (loss) income, non-GAAP net (loss) income and non-GAAP net (loss) income per share to the most directly comparable respective GAAP measures, operating (loss) income, net (loss) income and net (loss) income per share, for each of the fiscal periods indicated are as follows:

	Three months ended
	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,	June 30,	Sept. 30,
	2005	2005	2005	2005	2006	2006	2006

Non-GAAP Reconciliation:
GAAP operating (loss) income	$(228)	$558	$1,763	$2,068	$1,627	$851	$2,137
Amortization of intangible assets	—	—	385	385	385	449	368
Stock-based compensation expense	—	—	—	—	712	1,701	1,496

Non-GAAP operating (loss) income	(228)	558	2,148	2,453	2,724	3,001	4,001

GAAP net (loss) income	(128)	764	1,877	2,211	1,812	1,083	2,450
Amortization of intangible assets	—	—	385	385	385	449	368
Stock-based compensation expense	—	—	—	—	712	1,701	1,496

Non-GAAP net (loss) income	$(128)	$764	$2,262	$2,596	$2,909	$3,233	$4,314

Non-GAAP net (loss) income per share, basic	$(0.01)	$0.04	$0.10	$0.12	$0.13	$0.14	$0.18

Weighted average number of shares outstanding, basic	19,665	21,584	22,016	22,106	22,303	23,635	24,123

Non-GAAP net (loss) income per share, diluted	$(0.01)	$0.03	$0.10	$0.11	$0.12	$0.13	$0.17

Weighted average number of shares outstanding, diluted	19,665	22,713	23,222	23,900	24,284	25,598	25,794

Risk Factors

Investing in our common stock involves a high degree of risk. You should consider carefully the following risk factors, along with other information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus, in deciding whether to invest in our common stock. These factors, among others, may cause actual results, events or performances to differ materially from those expressed in any forward-looking statements we made in this prospectus supplement and the accompanying prospectus, resulting in a decline in the market price of our common stock and a loss of all or part of your investment.

Risks Related to Our Business

We depend upon a single customer for a significant portion of our total net revenues.

Our largest customer, Verizon Wireless, accounted for 74.3% and 57.1% of our total net revenues in the nine months ended September 30, 2006 and the year ended December 31, 2005, respectively. In the past, we have derived a substantial portion of our revenues from sales to a small number of customers, including Verizon Wireless, and expect to continue to do so in the future. This concentration may increase in future quarters, particularly if our relationship with one major customer makes it more difficult to sell to its competitors. In that event, our revenue growth opportunities may be limited. The agreements we have with these customers are non-exclusive and do not require them to purchase any minimum quantity of our products and may be terminated by the customer or us at any time for any reason upon minimal prior written notice. These customers may not continue to place large orders for our products in the future, or purchase our products at all. If any of these customers fail to purchase our products at current levels, terminate or decide not to renew their agreements with us, or if the terms of our future agreements with them are less favorable to us, our revenues could decline.

Our customers may acquire products from our competitors or develop their own products that compete directly with ours. In addition, our customers may adopt new and emerging technologies that we are unable to serve effectively or that are served by more established competitors. Any substantial decrease or delay in our sales to one or more of these customers, particularly Verizon Wireless, in any quarter would have a material adverse effect on our results of operations. In addition, certain of our customers have in the past and may in the future acquire competitors in their industry or be acquired by competitors in their industry, causing further industry consolidation. In the past, such acquisitions have caused the purchasing departments of the combined companies to reevaluate their purchasing decisions. If one of our major customers engages in an acquisition transaction in the future, the resulting entity could change its current purchasing habits. As a result, we could lose the customer, or experience a decrease in orders from or profit margins related to that customer or a delay in orders previously made by that customer. Further, although we maintain allowances for doubtful accounts, the insolvency of one or more of our major customers could result in a substantial decrease in our revenues.

Our quarterly revenues and operating results are difficult to predict and could fall below analyst or investor expectations, which could cause the price of our common stock to fall.

Our quarterly revenues and operating results have fluctuated significantly in the past and may continue to vary from quarter to quarter due to a number of factors, many of which are not within our control. If our operating results do not meet the expectations of securities analysts or investors, our stock price may decline. Fluctuations in our operating results may be due to a number of factors, including the following:

•	the gain or loss of a major customer;

•	the size and timing of orders from and shipments to our major customers;

•	the size and timing of any return product requests for our products;

•	our ability to maintain or increase gross margins;

•	variations in our sales channels or the mix of our product sales;

•	our ability to anticipate market needs and to identify, develop, complete, introduce, market and produce new products and technologies in a timely manner to address those needs;

•	the availability and pricing of competing products and technologies and the resulting effect on sales and pricing of our products;

•	acquisitions;

•	the effect of new and emerging technologies;

•	the timing of acceptance of new mobile services by users of our customers’ services;

•	deferrals of orders by our customers in anticipation of new products, applications, product enhancements or operating systems; and

•	general economic and market conditions.

We have difficulty predicting the volume and timing of orders. In any given quarter, our sales have involved, and we expect will continue to involve, large financial commitments from a relatively small number of customers. As a result, the cancellation or deferral of even a small number of orders would reduce our revenues, which would adversely affect our quarterly financial performance. Also, we have often booked a large amount of our sales in the last month of the quarter and often in the last week of that month. Accordingly, delays in the closing of sales near the end of a quarter could cause quarterly revenues to fall substantially short of anticipated levels. Significant sales may also occur earlier than expected, which could cause operating results for later quarters to compare unfavorably with operating results from earlier quarters.

A large portion of our operating expenses, including rent, depreciation and amortization is fixed and difficult to reduce or change. Accordingly, if our total net revenues does not meet our expectations, we may not be able to adjust our expenses quickly enough to compensate for the shortfall. In that event, our business, financial condition and results of operations would be materially and adversely affected.

Due to all of the foregoing factors, and the other risks contained or incorporated by reference in this prospectus supplement, you should not rely on quarter-to-quarter comparisons of our operating results as an indication of future performance.

Our total net revenues currently depends on a small number of products, so our operating results are vulnerable to unexpected shifts in demand.

Substantially all of our total net revenues in recent years has been derived from sales of our wireless connectivity software products until the third quarter of 2005, when we began selling products acquired in the Allume Systems, Inc. acquisition. In addition, during 2006, a substantial portion of our total net revenues has been derived from sales of our music management software, particularly from Verizon Wireless’ use of our software in its V CAST Music Essentials Kit. Although we have introduced new products in recent quarters and our strategy is to continue to introduce new products, these efforts may not reduce the extent to which our total revenues are dependent on one or more of our products in future periods.

We also derive a significant portion of our revenues from a few vertical markets, particularly wireless carriers. In order to sustain and grow our business, we must continue to sell our software products into these markets. Shifts in the dynamics of these markets, such as new product introductions by our competitors, could seriously harm our results of operations, financial condition and prospects.

Increasing our sales outside our core vertical markets, for example to large enterprises, requires us to devote time and resources to hire and train sales employees familiar with those industries. Even if we are successful in hiring and training sales teams, customers in other markets may not need or sufficiently value our current products or new product introductions.

Competition within our target markets is intense and includes numerous established competitors, which could negatively affect our revenues and results of operations.

We operate in markets that are extremely competitive and subject to rapid changes in technology. Specifically, Microsoft Corporation poses a significant competitive threat to us because Microsoft operating systems currently, and may continue to, include some or all of the capabilities now provided by certain of our OEM and retail software products. If users are satisfied relying on the capabilities of the Windows-based systems or other operating systems, or other vendors’ products, sales of our products are likely to decline. In addition, because there are low barriers to entry into the software markets in which we participate and may participate in the future, we expect continued significant competition from both established and emerging software companies. Our growth opportunities in new product markets could be limited to the extent established and emerging software companies enter or have entered those markets. Furthermore, our existing and potential OEM customers may acquire or develop products that compete directly with our products.

Microsoft and many of our other current and prospective competitors have significantly greater financial, marketing, service, support, technical and other resources than we do. As a result, they may be able to adapt more quickly than us to new or emerging technologies and changes in customer requirements or to devote greater resources to the promotion and sale of their products. Announcements of competing products by large competitors, such as Microsoft or other vendors, could result in the cancellation of orders by customers in anticipation of the introduction of such new products. In addition, some of our competitors currently make complementary products that are sold separately. Such competitors could decide to enhance their competitive position by bundling their products to attract customers seeking integrated, cost-effective software applications. Some competitors have a retail emphasis and offer OEM products with a reduced set of features. The opportunity for retail upgrade sales may induce these and other competitors to make OEM products available at their own cost or even at a loss. We also expect competition to increase as a result of software industry consolidations, which may lead to the creation of additional large and well-financed competitors. Increased competition is likely to result in price reductions, fewer customer orders, reduced margins and loss of market share.

Acquisitions of companies or technologies may disrupt our business and divert management attention and cause our current operations to suffer.

We acquired Allume Systems, Inc. in July 2005 and PhoTags, Inc. in April 2006, and we intend to use part or all of the proceeds from this offering for acquisitions of other complementary businesses, products, technologies or other assets. As part of any such acquisition, including those of Allume and PhoTags, we will be required to assimilate the operations, products and personnel of the acquired businesses and train, retain and motivate key personnel from the acquired businesses. We may not be able to maintain uniform standards, controls, procedures and policies if we fail in these efforts. Similarly, acquisitions may cause disruptions in our operations and divert management’s attention from our day-to-day operations, which could impair our relationships with our current employees, customers and strategic partners. Acquisitions may also subject us to liabilities and risks that are not known or identifiable at the time of the acquisition.

We may incur debt or issue equity securities to finance future acquisitions. Our financial condition could be harmed to the extent we incur substantial debt or use significant amounts of our cash resources in acquisitions. The issuance of equity securities for any acquisition could be substantially dilutive to our existing stockholders. In addition, our profitability could be adversely affected because of acquisition-related accounting costs, write-offs, amortization expenses and charges related to acquired intangible assets. In consummating acquisitions, we are also subject to risks of entering geographic and business markets in which we have had limited or no prior experience. If we are unable to fully integrate acquired businesses, products or technologies within existing operations, we may not receive the intended benefits of acquisitions.

We have recently entered new, emerging markets in which we have limited experience; if these markets do not develop or we are unable to otherwise succeed in them, our revenues will suffer and the price of our common stock will likely decline.

Our recent product introductions, such as StuffIt Wireless, a technology for file compression, Active Images, an image-enhancement platform designed for portable devices, and the technology that underlies our QuickLink Music service, have allowed us to enter the digital image and music management markets. We have a short operating history in these emerging markets and limited experience with image and music management software and platforms. A viable market for these products may not develop or be sustainable, and we may face intense competition. In addition, our success in these markets depends on our carrier customers’ ability to successfully introduce new mobile services enabled by our products and our ability to broaden our carrier customer base, which we believe will be difficult and time-consuming. If the expected benefits from entering new markets do not materialize, our revenues will suffer and the price of our common stock will likely decline.

If the adoption of and investments in new technologies and services grows more slowly than anticipated in our product planning and development, our operating results, financial condition and prospects may be negatively affected.

If the adoption of and investments in new technologies and services does not grow or grows more slowly than anticipated, we will not obtain the anticipated returns from our planning and development investments. For example, our new QuickLink Mobile and QuickLink Enterprise products provide notebook users with the ability to roam between wireless wide area networks and Wi-Fi hot spots. In addition, our new QuickLink Music product enables users to download music files from a carrier’s music store, organize their music library and upload songs to mobile devices. Future sales and any future profits from these and related products are substantially dependent upon the acceptance and use of Wi-Fi, and on the continued adoption of music-capable mobile devices.

Many of our customers and other communications service providers have made and continue to make major investments in next generation networks that are intended to support more complex applications. If communications service providers delay their deployment of networks or fail to deploy such networks successfully, demand for our products could decline, which would adversely affect our revenues. Also, to the extent we devote substantial resources and incur significant expenses to enable our products to be interoperable with new networks that have failed or have been delayed or not deployed, our operating results, financial condition and prospects may be negatively affected.

Our growth depends in part on our carrier customers’ ability and willingness to promote services and attract and retain new customers or achieve other goals outside of our control.

We sell our products for use on handheld devices primarily through our carrier customers. Losing the support of these customers may limit our ability to compete in existing and potential markets and could negatively affect our revenues. In addition, the success of these customers and their ability and willingness to market services supported by our products are critical to our future success. Our ability to generate revenues from sales of our software, including from Verizon Wireless’s use of our software in its V CAST Music Essentials Kit for Verizon Wireless, is also constrained by our carrier customers’ ability to attract and retain customers. We have no input into or influence upon their marketing efforts and sales and customer retention activities. If our carrier customers, particularly our largest customer, Verizon Wireless, fail to maintain or grow demand for their services, revenues or revenue growth from of our products designed for use on mobile devices will decline and our results of operations will suffer.

Our gross margins may continue to decline due to shifts in our sales mix.

Gross margins associated with revenues from our data and music kits are significantly lower than gross margins associated with revenues from sales of our software. This is primarily due to the fact that such kits contain hardware that must be purchased from third parties. As we have expanded our sales of these kits, our overall gross margins have declined from a high of 83% in the third quarter of 2005 to 59% in the third quarter of 2006. Our future gross margins could fluctuate based on the mix of products and services sold in a quarter.

Our products may contain undetected software defects, which could negatively affect our revenues.

Our software products are complex and may contain undetected defects. In the past, we have discovered software defects in certain of our products and have experienced delayed or lost revenues during the period it took to correct these problems. Although we and our OEM customers test our products, it is possible that errors may be found or occur in our new or existing products after we have commenced commercial shipment. Defects, whether actual or perceived, could result in adverse publicity, which could cause us to lose existing or prospective customers and could cause revenue losses from interruptions, delays or cessation of our product sales, product returns, delays in market acceptance of our products, loss of competitive position or claims against us. Any such problems could be costly to remedy and could negatively affect our results of operations.

Technology and customer needs change rapidly in our market, which could render our products obsolete and negatively affect our business, financial condition and results of operations.

Our success depends on our ability to anticipate and adapt to changes in technology and industry standards. We will also need to continue to develop and introduce new and enhanced products to meet our target markets’ changing demands, keep up with evolving industry standards, including changes in the Microsoft operating systems with which our products are designed to be compatible, and to promote those products successfully. The communications and utilities software markets in which we operate are characterized by rapid technological change, changing customer needs, frequent new product introductions, evolving industry standards and short product life cycles. Any of these factors could render our existing products obsolete and unmarketable. In addition, new products and product enhancements can require long development and testing periods as a result of the complexities inherent in today’s computing environments and the performance demanded by customers and called for by evolving wireless networking technologies. If our target markets do not develop as we anticipate, our products do not gain widespread acceptance in these markets, or we are unable to develop new versions of our software products that can operate on future wireless networks and PC and mobile device operating systems and interoperate with other popular applications, our business, financial condition and results of operations could be materially and adversely affected.

Delays or failure in deliveries from third party suppliers could cause our net revenue to decline and harm our results of operations.

We rely on third party suppliers to provide us with services and components for our product kits. These components include compact discs, cables, printed manuals, and boxes. We do not have long-term supply arrangements with any vendor to obtain these necessary services and components for our products. If we are unable to purchase components from these suppliers or if the compact disc replication services that we use do not deliver our requirements on schedule, we may not be able to deliver products to our customers on a timely basis or enter into new orders because of a shortage in components. Any delays that we experience in delivering our products to customers could impair our customer relationships and adversely impact our reputation and our business. In addition, if our third party suppliers raise their prices for components or services, our gross margins would be reduced.

A shortage in the supply of wireless communication devices such as PC cards could adversely affect our revenues.

Our products are designed to be utilized with major wireless networks throughout the world that support data communications through the use of wireless communication devices such as PC cards. Because wireless network providers generally incorporate our products into the wireless communication devices that they sell directly to individual consumers, our future success depends upon the availability of such devices to consumers at reasonable prices. A shortage in the supply of wireless communication devices could put upward pressure on prices or limit the quantities available to individual consumers which could materially affect the revenues that we generate from our products.

If our products are not designed into customer products, our products may not be adopted by our target markets and customers, either of which could negatively impact our results of operations.

Some of our products must be incorporated into our customers’ products at the design stage. As a result, we rely on OEM customers to select our products to be designed into their products. We may devote significant resources and incur significant expense on the development of a new product without any assurance that an OEM customer will select our product for design into its own product. Once an OEM customer designs a competitor’s product into its product offering, it becomes significantly more difficult for us to sell our products to that customer because changing vendors involves significant cost, time, effort and risk for the customer. In addition, such design decisions are typically only made when a new system configuration is introduced, which may occur infrequently. Our development expenses may never be recovered and our results of operations and financial condition will be seriously harmed if our products are not selected at the design stage. Even if our products are selected at the design stage, sales of such products are outside of our control and we may never earn material revenues from such product sales.

Regulations affecting our customers and us and future regulations to which they or we may become subject may harm our business.

Our customers in the communications industry are subject to regulation by the Federal Communications Commission, which could have an indirect effect on our business. In addition, the United States telecommunications industry has been subject to continuing deregulation since 1984. We cannot predict when, or upon what terms and conditions, further regulation or deregulation might occur or the effect regulation or deregulation may have on demand for our products from customers in the communications industry. Demand for our products may be indirectly affected by regulations imposed upon potential users of those products, which may increase our costs and expenses.

We may be unable to adequately protect our intellectual property and other proprietary rights, which could negatively impact our revenues.

Our success depends upon our software code base, our programming methodologies and other intellectual properties and proprietary rights. In order to protect our proprietary technology, we rely on a combination of trade secret, nondisclosure and copyright and trademark law. We currently own United States trademark registrations for certain of our marks and United States patents for certain of our technologies. However, these measures afford us only limited protection. Furthermore, we rely primarily on “shrink wrap” licenses that are not signed by the end user and, therefore, may be unenforceable under the laws of certain jurisdictions. Accordingly, it is possible that third parties may copy or otherwise obtain our rights without our authorization. It is also possible that third parties may independently develop technologies similar to ours. It may be difficult for us to detect unauthorized use of our intellectual property and proprietary rights.

We may be subject to claims of intellectual property infringement as the number of trademarks, patents, copyrights and other intellectual property rights asserted by companies in our industry grows and the coverage of these patents and other rights and the functionality of software products increasingly overlap. From time to time, we have received communications from third parties asserting that our trade name or features, content, or trademarks of certain of our products infringe upon intellectual property rights held by such third parties. We have also received correspondence from third parties separately asserting that our fax products may infringe on certain patents held by each of the parties. Although we are not aware that any of our products infringe on the proprietary rights of others, third parties may claim infringement by us with respect to our current or future products. Additionally, our customer agreements require that we indemnify our customers for infringement claims made by third parties involving our intellectual property embedded in their products. Infringement claims, whether with or without merit, could result in time-consuming and costly litigation, divert the attention of our management, cause product shipment delays or require us to enter into royalty or licensing agreements with third parties. If we are required to enter into royalty or licensing agreements, they may not be on terms that are acceptable to us. Unfavorable royalty or licensing agreements could seriously impair our ability to market our products.

Our ability to predict our revenues and operating results is extremely limited.

We have historically operated with little backlog because we have generally shipped our software products and recognized revenues shortly after we received orders because our production cycle has traditionally been very short. As a result, our sales in any quarter were generally dependent on orders that were booked and shipped in that quarter. As our wireless business has evolved, production cycle time for items such as data kits has increased to the point that orders received toward the end of a quarter may not ship until the subsequent quarter. From time to time, customers may issue purchase orders that have extended delivery dates that may cause the shipment to be deferred to a subsequent quarter. These situations make it difficult for us to predict what our revenues and operating results will be in any quarter. Therefore, our level of backlog is not necessarily indicative of trends in our business.

If we are unable to retain key personnel, the loss of their services could materially and adversely affect our business, financial condition and results of operations.

Our future performance depends in significant part upon the continued service of our senior management and other key technical and consulting personnel. We do not have employment agreements with our key employees that govern the length of their service. The loss of the services of our key employees would materially and adversely affect our business, financial condition and results of operations. Our future success also depends on our ability to continue to attract, retain and motivate qualified personnel, particularly highly skilled engineers involved in the ongoing research and development required to develop and enhance our products. Competition for these employees remains high and employee retention is a common problem in our industry. Our inability to attract and retain the highly trained technical personnel that are essential to our product development, marketing, service and support teams may limit the rate at which we can generate revenue, develop new products or product enhancements and generally would have an adverse effect on our business, financial condition and results of operations.

If we fail to continue to establish and maintain strategic relationships with mobile device manufacturers, market acceptance of our products, and our profitability, may suffer.

Most of our strategic relationships with mobile device manufacturers are not subject to written contract, but rather are in the form of informal working relationships. We believe these relationships are valuable to our success. In particular, these relationships provide us with insights into product development and emerging technologies, which allows us to keep abreast of, or anticipate, market trends and helps us serve our current and prospective customers. Because these relationships are not typically governed by written agreements, there is no obligation for many of our partners to continue working with us. If we are unable to maintain our existing strategic relationships with mobile device manufacturers or if we fail to enter into additional strategic relationships or the parties with whom we have strategic relationships favor one of our competitors, our ability to provide products that meet our current and prospective customers’ needs could be compromised and our reputation and future revenue prospects could suffer. For example, if our software does not function well with a popular mobile device because we have not maintained a relationship with its manufacturer, carriers seeking to provide that device to their respective customers could choose a competitor’s software over ours or develop their own. Even if we succeed in establishing these relationships, they may not result in additional customers or revenues.

Certain individuals to whom we have granted stock options may have a right of rescission as to the options.

Approximately 4,539,500 stock options having a weighted average exercise price of $3.74 that were granted under our 1995 Stock Option / Stock Issuance Plan and 2005 Stock Option / Stock Issuance Plan between August 5, 2002 and August 31, 2006 were not exempt from registration or qualification under the securities laws of certain states, nor were they registered or qualified in such states. As a result, holders of these stock options, subject to the securities laws of the state in which they live, have a right of rescission with respect to the options. This means that if a holder elects to exercise his or her right of rescission, he or she will have a right to require us to repurchase the option for cash. Rescission rights or similar remedies may be available to persons who were granted options and no longer hold them. No liability has been recorded for these rescission rights or remedies. In addition, we may be subject to fines, penalties or enforcement actions by applicable state regulatory agencies regarding these issuances.

We may raise additional capital through the issuance of additional equity or convertible debt securities or by borrowing money, to meet our capital needs. Additional funds may not be available on terms acceptable to us or at all.

We believe that the cash, cash equivalents and investments on hand, net proceeds to us from this offering and the cash we expect to generate from operations will be sufficient to meet our capital needs for at least the next twelve months. However, we may need or choose to obtain additional financing to fund our activities in the future. We could raise these funds by selling more stock to the public or to selected investors, or by borrowing money. We may not be able to obtain additional funds on acceptable terms, or at all. If adequate funds are not available, we may be required to curtail our operations or other business activities significantly or to obtain funds through arrangements with strategic partners or others that may require us to relinquish rights to certain technologies or potential markets. If we raise additional funds by issuing additional equity or convertible debt securities, the ownership percentages of existing stockholders would be reduced. In addition, the equity or debt securities that we issue may have rights, preferences or privileges senior to those of the holders of our common stock. We currently have no established line of credit or other business borrowing facility in place.

It is possible that our future capital requirements may vary materially from those now planned. The amount of capital that we will need in the future will depend on many factors, including:

•	the market acceptance of our products;

•	our business, product, capital expenditure and research and development plans and product and technology roadmaps;

•	the levels of promotion and advertising that will be required to launch our products and achieve and maintain a competitive position in the marketplace;

•	the levels of inventory and accounts receivable that we maintain;

•	capital improvements to new and existing facilities;

•	technological advances;

•	our competitors’ response to our products; and

•	our relationships with suppliers and customers.

In addition, we may require additional capital to accommodate planned growth, hiring, infrastructure and facility needs or to consummate acquisitions of other businesses, products or technologies.

Our business, financial condition and operating results could be adversely affected as a result of legal, business and economic risks specific to international operations.

Our revenues derived from sales to customers outside the United States have not been material. However, we frequently ship products to our domestic customers’ international manufacturing divisions and subcontractors, and may expand international business activities. International operations are subject to many inherent risks, including:

•	general political, social and economic instability;

•	trade restrictions;

•	the imposition of governmental controls;

•	exposure to different legal standards, particularly with respect to intellectual property;

•	burdens of complying with a variety of foreign laws;

•	import and export license requirements and restrictions of the United States and any other country in which we operate;

•	unexpected changes in regulatory requirements;

•	foreign technical standards;

•	changes in tariffs;

•	difficulties in staffing and managing international operations;

•	difficulties in securing and servicing international customers;

•	difficulties in collecting receivables from foreign entities;

•	fluctuations in currency exchange rates and any imposition of currency exchange controls; and

•	potentially adverse tax consequences.

These conditions may increase our cost of doing business. Moreover, if our customers are adversely affected by these risks, our business with them may be disrupted and our results of operations could be adversely affected.

We may be subject to regulatory scrutiny and may sustain a loss of public confidence if we are unable to satisfy regulatory requirements relating to internal controls over financial reporting.

Section 404 of the Sarbanes-Oxley Act of 2002 requires that we maintain effective internal controls over financial reporting. Beginning in 2006, we are required to perform an evaluation of our internal controls over financial reporting and have our independent registered public accounting firm attest to and report on such evaluation on an annual basis. Compliance with these requirements can be expensive and time-consuming. While we believe that our internal controls are adequate and we will be able to meet the required deadlines, until our evaluation is complete, and our independent registered public accounting firm’s attestation and report on our assessment has been provided, no assurance can be given that our internal controls are effective or we will meet the required deadlines now or in future years. If we fail to timely complete this evaluation, or if our auditors cannot timely attest to our evaluation, we may be subject to regulatory scrutiny and a loss of public confidence in our internal controls. We could also experience significant expenses in connection with the design and implementation of our internal assessment, the audit of our assessment and efforts to remedy any weaknesses identified. In addition, we may fail to identify and remedy weaknesses in our internal controls over financial reporting. Weaknesses in our existing internal controls, or any failure to remedy weaknesses in internal controls in the future, could harm our operating results or cause management to be unable to report that our internal controls over financial reporting are effective.

Existing efforts to improve our disclosure controls and internal control over financial reporting, combined with new challenges of integrating the internal control environment of newly acquired companies with ours, underscores the risk that our internal controls may not be adequate.

Our organization has grown from 52 employees as of December 31, 2004 based in Southern California to 112 as of September 30, 2006 based in Southern and Northern California and in Israel. Until our recent acquisition of PhoTags, we did not have significant operations outside of the United States. Our acquisitions and internal growth have placed a substantial strain on our management, controls, resources and systems. To manage these acquisitions and our internal growth, we must implement new and enhanced operational, financial, management and reporting systems, procedures and controls. We have identified systems and controls requiring improvement, including corporate record keeping, segregation of duties, and documentation of accounting policies and procedures, and are in the process of designing and enhancing systems, procedures and controls to address these issues.

It may be difficult and costly to design and implement effective controls for combined operations and differences in existing controls of any acquired businesses may result in weaknesses that require remediation when the financial controls and reporting are combined. We may not be able to implement improvements to our internal reporting systems and controls in an efficient and timely manner and may discover additional deficiencies in existing systems and controls. Our efforts may not be effective or sufficient for us, or our independent registered accounting firm, to issue unqualified reports regarding our disclosure or internal controls in the future.

Risks Related to the Offering

Our stock price is highly volatile, and you may not be able to resell your shares of common stock at or above the price you paid for them.

The market price of our common stock has fluctuated substantially in the past and is likely to continue to be highly volatile and subject to wide fluctuations. For example, as of December 13, 2006, the 52-week high closing sales price of our common stock was $18.52 per share, which compares to a 52-week low closing sales price of our common stock of $5.59 per share. These fluctuations have occurred and may continue to occur in response to various factors, many of which we cannot control, including:

•	quarter-to-quarter variations in our operating results;

•	announcements of technological innovations or new products by our competitors, customers or us;

•	market conditions within our retail and OEM software markets;

•	general global economic and political instability;

•	changes in earnings estimates or investment recommendations by analysts;

•	changes in investor perceptions; or

•	changes in expectations relating to our products, plans and strategic position or those of our competitors or customers.

In addition, the market prices of securities of high technology companies have been especially volatile. This volatility has significantly affected the market prices of securities of many technology companies. You may not be able to resell your shares of common stock at or above the price you paid. In the past, companies that have experienced volatility in the market price of their securities have been the subject of securities class action litigation. If we were the object of a securities class action litigation, it could result in substantial losses and divert management’s attention and resources from other matters.

Provisions of our charter and bylaws and Delaware law could make a takeover of our company difficult.

Our certificate of incorporation and bylaws contain provisions that may discourage or prevent a third party from acquiring us, even if doing so would be beneficial to our stockholders. For instance, our certificate of incorporation authorizes the board of directors to fix the rights and preferences of shares of any series of preferred stock, without action by our stockholders. As a result, the board can authorize and issue shares of preferred stock, which could delay or prevent a change of control because the rights given to the holders of such preferred stock may prohibit a merger, reorganization, sale or other extraordinary corporate transaction. In addition, we are organized under the laws of the State of Delaware and certain provisions of Delaware law may have the effect of delaying or preventing a change in our control.

Our management will have broad discretion with respect to the use of proceeds of this offering, and may not apply the proceeds to uses that will benefit stockholders.

Our management will have broad discretion as to how to use the proceeds of this offering. You will be relying on the judgment of our management and board of directors regarding the application of the proceeds of this offering. Our management may utilize a portion or all of the proceeds from this offering in ways that our stockholders may not agree with or that may not yield a favorable return.

If a significant number of shares of our common stock are sold into the market, the market price of our common stock could significantly decline.

In connection with this offering, our officers and directors have agreed to not sell any of the shares of our common stock beneficially owned by them, subject to specified exemptions, for a period of 90 days from the date of this prospectus supplement, subject to extension in certain circumstances. After this offering, all of our outstanding shares of common stock will be freely tradeable in the public market, subject to the lock-up agreements described in the previous sentence. In addition, Rhonda L. Smith, who held 1,414,615 shares of our common stock as of November 1, 2006, has not agreed to these resale restrictions. The number of shares held by Ms. Smith has decreased by approximately 900,000 shares since we last reported her ownership in March 2006. Ms. Smith may continue selling her shares during and after this offering, possibly in large numbers. Sales of a substantial number of shares of our common stock in the public market, or the perception that such sales may occur, could depress the market price of our common stock and impair our ability to raise capital through the sale of additional equity securities.

Special Note Regarding Forward-Looking Statements

This prospectus supplement and the accompanying prospectus supplement, including the documents incorporated into this prospectus supplement and the accompanying prospectus by reference, includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include, but are not limited to, statements concerning, expenses, gross margin and income, the competitive factors affecting our business, market acceptance of our products, customer concentration, market size, growth opportunities, product performance, the success and timing of new product introductions and the protection of our intellectual property. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management’s beliefs, and certain assumptions made by us. Words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “potential,” “believes,” “seeks,” “estimates,” “should,” “may,” “will” and variations of these words or similar expressions are intended to identify forward-looking statements. Forward-looking statements also include the assumptions underlying or relating to any of the foregoing statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. Such factors include, but are not limited to the following:

•	our ability to predict consumer needs, introduce new products, gain broad market acceptance for such products in a timely manner;

•	the continued growth in sales to our large customers;

•	market acceptance of mobile applications, including consumer adoption of mobile and media services;

•	the intensity of competition and our ability to successfully compete;

•	the pace at which the market for new products develops;

•	the response of competitors, many of whom are bigger and better financed than us;

•	our ability to successfully execute our business plan and control costs and expenses;

•	our ability to protect our intellectual property and our ability to not infringe on the rights of others; and

•	our ability to integrate acquisitions.

We caution you not to place undue reliance on our forward-looking information and statements. We do not undertake any obligation to revise or update publicly any forward-looking information and statements for any reason. All forward-looking statements attributable to us are expressly qualified by our cautionary statements.

You should consult any additional disclosures we make in our quarterly reports on Form 10-Q, annual report on Form 10-K and current reports on Form 8-K filed with the SEC that are incorporated by reference in this prospectus supplement and the accompanying prospectus. See “Where You Can Find More Information” on page S-38 of this prospectus supplement. We provide a cautionary discussion of selected risks and uncertainties regarding an investment in our common stock in our periodic reports and in other documents that we subsequently file with the SEC, and which we describe in this prospectus supplement and the accompanying prospectus. See “Risk Factors” beginning on page S-10 of this prospectus supplement. This prospectus supplement also contains statistical data that we obtained from industry publications and reports. We have not independently verified the data contained in these industry publications and reports.

Use of Proceeds

We estimate that we will receive net proceeds of $55.4 million from our sale of shares of common stock in this offering, based upon a public offering price of $14.75 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses.

Our President and Chief Executive Officer is selling up to 500,000 shares of common stock in the offering. See the “Principal and Selling Stockholders” section of this prospectus supplement. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholder.

We anticipate that we will use the net proceeds we receive from this offering for general corporate purposes, including working capital and capital expenditures. In addition, we may use proceeds of this offering for acquisitions of complementary businesses, products, technologies or other assets. We have no current agreements or commitments with respect to any material acquisitions. However, we have entered into non-binding letters of intent and are currently negotiating for two potential acquisitions. Our management will have broad discretion in applying the net proceeds of this offering. Pending such uses, we plan to invest the net proceeds in short-term interest-bearing investment-grade securities or certificates of deposit.

Price Range of Common Stock

Our common stock is quoted on the Nasdaq Global Market (formerly the Nasdaq National Market) under the symbol SMSI. On August 31, 2006, we transferred the listing of our common stock from the Nasdaq Capital Market (formerly the Nasdaq SmallCap Market) to the Nasdaq Global Market. The following table sets forth the high and low last reported sale prices on the Nasdaq Global Market or the Nasdaq Capital Market for our common stock for the periods indicated:

	High	Low

Fiscal Year 2006
First Quarter	$12.29	$6.10
Second Quarter	16.02	11.22
Third Quarter	16.59	9.03
Fourth Quarter (through December 13, 2006)	18.52	13.78
Fiscal Year 2005
First Quarter	9.00	4.89
Second Quarter	4.85	3.47
Third Quarter	6.74	4.04
Fourth Quarter	7.39	5.59
Fiscal Year 2004
First Quarter	3.14	2.19
Second Quarter	3.13	1.83
Third Quarter	5.43	1.60
Fourth Quarter	10.30	3.33

As of November 1, 2006, there were 24,352,649 shares of our common stock outstanding and 123 holders of record of our common stock. The actual number of stockholders is greater than this number of record holders and includes stockholders who are beneficial owners, but whose shares are held in street name by brokers and other nominees. The number of holders of record also does not include stockholders whose shares may be held in trust by other entities.

Dividend Policy

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain any future earnings and do not expect to pay any dividends for at least the foreseeable future. Any future determination to pay dividends on our capital stock will be, subject to applicable law, at the discretion of our Board of Directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements and contractual restrictions in loan agreements or other agreements.

Capitalization

The following table summarizes our cash, cash equivalents and capitalization as of September 30, 2006:

•	on an actual basis; and

•	on as adjusted basis to reflect the sale of 4,000,000 shares of common stock offered by us at a public offering price of $14.75 per share and the receipt and application of the net proceeds to us from the offering, after deducting the estimated offering expenses and underwriting discounts and commissions payable by us.

You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes incorporated by reference in this prospectus supplement and the accompanying prospectus.

	As of September 30, 2006
	Actual	As Adjusted

Cash and cash equivalents	$34,898	$90,294

Stockholders’ Equity:
Preferred stock, par value $0.001 per share; 5,000,000 shares authorized; none issued and outstanding	—	—
Common stock, $0.001 par value; 50,000,000 shares authorized; 24,352,649 shares issued and outstanding, actual; 28,352,649 shares issued and outstanding, as adjusted	$24	$28

Additional paid-in capital	62,839	118,231

Accumulated deficit	(6,599)	(6,599)

Total stockholders’ equity	$56,264	$111,660

Total capitalization	$56,264	$111,660

The number of shares shown as issued and outstanding in the table above excludes:

•	2,622,295 shares of common stock issuable upon the exercise of options outstanding at September 30, 2006, at a weighted average exercise price of $4.76 per share;

•	2,149,187 shares of common stock available for future issuance under our 2005 Stock Option/Stock Issuance Plan at September 30, 2006;

•	Up to 323,475 shares of our common stock that may be issued to the former stockholders of PhoTags, Inc. if certain revenue milestones are achieved on or before June 30, 2007; and

•	675,000 shares of common stock that may be sold by us if the underwriters exercise their over-allotment option in full.

Management

Executive Officers and Directors

The following table sets forth the names, ages and positions of our executive officers and directors as of November 1, 2006:

Name	Age	Position Held

William W. Smith, Jr.	58	Chairman of the Board, President and Chief Executive Officer
Andrew C. Schmidt	45	Chief Financial Officer and Secretary
David P. Sperling	37	Vice President and Chief Technical Officer
Jonathan Kahn	48	Senior Vice President
William R. Wyand	58	Vice President, OEM Sales
Christopher G. Lippincott	34	Vice President, Enterprise Sales
Thomas G. Campbell	55	Director
Samuel Gulko	74	Director
Ted L. Hoffman	59	Director
William C. Keiper	55	Director
Gregory J. Szabo	58	Director

Mr. Smith co-founded Smith Micro and has served as Chairman of our Board of Directors, President and Chief Executive Officer since our inception in November 1983. Mr. Smith was employed by Rockwell International Corporation, a diversified high technology company, in a variety of technical and management positions from 1975 to 1984. Mr. Smith served with Xerox Data Systems, a technology and services company, from 1972 to 1975 and RCA Computer Systems Division, a consumer electronics company, from 1969 to 1972 in mainframe sales and pre-sale technical roles. Mr. Smith holds a B.A. in Business Administration from Grove City College.

Mr. Schmidt joined us in June 2005 and serves as our Chief Financial Officer and Secretary. Prior to joining Smith Micro, Mr. Schmidt was the Chief Financial Officer of Genius Products, Inc., a publicly traded entertainment company from August 2004 to June 2005. From April 2003 to June 2004, he was Vice President (Finance) and acting Chief Accounting Officer of Peregrine Systems, Inc., a publicly held provider of enterprise level software then in Chapter 11 reorganization. From July 2000 to January 2003, he was Executive Vice President and Chief Financial Officer of Mad Catz Interactive, Inc., a publicly traded provider of console video game accessories. He holds a B.B.A. in Finance from the University of Texas and an M.S. in Accountancy from San Diego State University.

Mr. Sperling joined us in April 1989 and has been our Director of Software Engineering since April 1992. He assumed the Chief Technology Officer position in September 1999. Mr. Sperling began his professional career as a software engineer at Smith Micro and currently has three patents pending for various telephony and Internet technologies. Mr. Sperling holds a B.S. in Computer Science from the University of California, Irvine.

Mr. Kahn joined us with our acquisition of Allume Systems, Inc. in July 2005. Prior to that, Mr. Kahn was President of Allume, which he co-founded. Mr. Kahn was Chairman, President and Chief Executive Officer of Monterey Bay Tech, Inc., a software holding company, from November 1999 until its May 2005 merger with SecureLogic Inc. Mr. Kahn is a member of the advisory board of Digital River, a provider of electronic commerce outsourcing solutions, and holds a B.A. in Economics from the University of Rhode Island.

Mr. Wyand joined us in April 1999 when we acquired STF Technologies, where Mr. Wyand was President and Chief Executive Officer. As a General Manager at Smith Micro, he initially ran the Macintosh division sales, marketing, engineering and customer support efforts. In April 2000, Mr. Wyand moved into our newly created Wireless and Broadband division as General Manager and in June 2004 became Vice President,

Wireless and OEM Sales. From August 1995 to April 1999, Mr. Wyand was President and Chief Executive Officer of STF Technologies, a developer of Macintosh communications software. From August 1984 to August 1995, Mr. Wyand held various interim management and consulting positions. From August 1977 to August 1984, he held various positions with United Telecom Computer Group, a provider of telecommunications equipment. From 1973 to 1977, he was a consultant with Arthur Young & Co., a business services company. He holds a B.S. in accounting from Pennsylvania State University and an M.B.A. from Rockhurst College.

Mr. Lippincott joined us in February 1993 as a senior sales representative. In March 1998 he was appointed Director of North American Sales, named General Manager of our Internet Solutions Division in June 2000, and became our Vice President, Internet and Direct Sales in October 2004. Mr. Lippincott has held the position of Vice President of Enterprise Sales since we launched our Wireless Enterprise initiative in September 2005. Prior to joining Smith Micro, Mr. Lippincott held several retail sales positions. He attended the University of California, Berkeley, majoring in Business Administration.

Mr. Campbell became a director in July 1995. From March 1999 to the present, he has served as the Executive Vice President of King Printing, Inc., a book printing and manufacturing company. From July 1996 to March 1999, he was the Vice President, Operations of Complete Concepts, Ltd., a manufacturer and distributor of women’s accessories. From November 1995 to July 1996, Mr. Campbell was an independent management consultant specializing in corporate turnarounds. From February 1995 to November 1995, he served as the Chief Operating Officer of Laser Atlanta Optics, Inc., a laser measurement device company. From 1990 to February 1995, he served in several senior management positions at Hayes, Inc., a health technology assessment company, including Vice President of Operations and Business Development, and as Chief Operating Officer and a member of the Board of Directors of Practical Peripherals, a Hayes subsidiary. Prior to 1989, Mr. Campbell was employed by Digital Equipment Corporation, a pioneer in the computer industry. Mr. Campbell attended Boston University.

Mr. Gulko became a director in October 2004. Since October 2006, Mr. Gulko has served as Chief Financial Officer, on a part-time basis, of Royal Standard Minerals Inc., an exploration and development company. In addition, since September 2002, he has provided tax and consulting services on a part-time basis to a limited number of clients. From July 1996 until his retirement in September 2002, Mr. Gulko functioned as the Chief Financial Officer, and as the Vice President of Finance, Secretary and Treasurer of Neotherapeutics, Inc., a publicly traded biotechnology company (now known as Spectrum Pharmaceuticals, Inc.). During this same period he also served as a member of the Board of Directors of Neotherapeutics, Inc. From April 1987 to July 1996, Mr. Gulko was self employed as a Certified Public Accountant and business consultant, as well as the part time Chief Financial Officer of several privately-owned companies. Mr. Gulko was a partner in the audit practice of Ernst & Young LLP, an accounting and business services firm, from September 1968 until March 1987. Mr. Gulko holds a B.S. in Accounting from the University of Southern California.

Mr. Hoffman became a director in December 2005. He is the retired Vice President — Technology Development of Verizon Wireless, a wireless voice and data carrier, where he was responsible for all technical product and service development. He was with Verizon Wireless, and its predecessor Bell Atlantic Mobile, from July 1993 until his retirement in August 2005. Mr. Hoffman was a member of the Board of Directors of Omnitel Pronto Italia, a Verizon Communications Wireless affiliate operating in Italy. He is a past officer and a member of the Board of Directors of the CDMA Development Group, an organization responsible for promotion, advancement, deployment and future developments of CDMA. He has served on the Wireless Engineering Advisory Board at Auburn University as well as on the Intel Communications Advisory Board. He is currently a member of the Board of Directors of w2bi, Incorporated, a developer of software solutions for wireless network operators and device manufacturers. Mr. Hoffman began his telecommunications career at Bell Telephone Laboratories, which designs products and services for communications technology and conducts fundamental research in fields important to communications, in June 1969 as a member of the technical staff. He joined Bell Atlantic, a telephone and communications company, in August 1976, holding a variety of engineering, operations, marketing, external affairs, corporate planning and headquarters positions. Mr. Hoffman holds a B.A. from Elizabethtown College, a B.S. in Electrical Engineering from Penn State

University, an M.S. in Electrical Engineering from Northwestern University and an M.B.A. from Drexel University. He holds three patents.

Mr. Keiper became a director in May 2002. Since March 2005, Mr. Keiper has been President and Chief Executive Officer, and a member of the Board of Directors, of Hypercom Corporation, a publicly traded provider of secure payment transaction solutions. Prior to joining Hypercom, Mr. Keiper was Chief Executive Officer of Arrange Technology LLC, a software development services outsourcing company, from April 2003 to March 2005. From January 1998 to March 2003, he served as a principal in mergers and acquisitions firms serving middle market software and information technology services companies. From January 1991 to September 1997, Mr. Keiper was Chief Executive Officer of Artisoft, Inc., a publicly traded networking and communications software company. He also served as Chairman of Artisoft from August 1993 to September 1997. Mr. Keiper holds a B.S. in Business (finance major) from Eastern Illinois University, a J.D. from Arizona State University and a masters degree in International Management from The Thunderbird American Graduate School of International Management. In addition, Mr. Keiper is currently a director of Radyne Corporation, a publicly traded manufacturer of data transmission and reception products, systems and software, and Zones, Inc., a publicly traded direct marketing reseller of information technology products.

Mr. Szabo became a director in June 2001. From August 2002 to January 2004 Mr. Szabo served as the Chief Executive Officer of Ertek Solutions, LLC, a provider of antenna technology to the wireless industry focusing on high performance low cost RFID Tag antennas and inlays, which he co-founded. Mr. Szabo currently serves on the Board of Directors, and was formerly the Chairman, of Ertek. From April 1987 to June 2000 Mr. Szabo served in a series of senior management positions with AirTouch Cellular, prior to its acquisition by Vodafone and merger with Verizon Wireless in 2000. As Vice President-Network Services, he directed the engineering and operations of AirTouch’s systems in the eastern United States. Prior to AirTouch, Mr. Szabo held managerial positions with Motorola and Martin Marietta. Mr. Szabo holds both a B.S. and an M.S. in Electrical Engineering from Ohio University.

Employment Contracts, Termination of Employment and Change-in-Control Agreements

Effective on June 14, 2005 we entered into a letter agreement with Andrew Schmidt, our Chief Financial Officer, pursuant to which Mr. Schmidt is entitled to a base salary of $220,000 annually, and is eligible for bonus awards and equity based compensation at the discretion of the Compensation Committee of the Board of Directors. In addition, he is entitled to severance benefits equal to six months base salary in the event of termination of his employment without cause following a change in control. For our 2006 fiscal year, the Board of Directors approved an increase in Mr. Schmidt’s base compensation to $240,000 plus an available bonus of approximately $40,000.

We entered into an employment agreement on April 9, 1999 with William Wyand in connection with our purchase of STF Technologies, where Mr. Wyand was President and Chief Executive Officer. The employment agreement provides that Mr. Wyand will receive an annual base salary of $150,000, plus commissions and an annual bonus based on the attainment of certain targets. The Board has approved an increase in Mr. Wyand’s base compensation to $175,000 and changes to his commission schedule, effective on January 1, 2006. The employment agreement also provides that in the event we terminate Mr. Wyand’s employment other than for cause, he is entitled to receive severance payments equal to six months of salary, payable in accordance with regular payroll practices during such six month period. Mr. Wyand’s employment is terminable at will at any time.

Other than as disclosed above, none of the Named Executive Officers has an employment agreement with us, and the employment of each of the Named Executive Officers may accordingly be terminated at any time at the discretion of the Board of Directors. However, the Compensation Committee of the Board of Directors, as administrator of the 1995 and 2005 Stock Option /Stock Issuance Plans (“the Plans”), has the authority to provide for the accelerated vesting of the shares of common stock subject to any outstanding options held by the Chief Executive Officer or any other executive officer and any unvested shares actually held by such individual under the Plans in the event such officer’s employment were to be terminated (whether involuntarily or through a forced resignation) within 18 months (or some shorter period of time) following: (i) the acquisition directly or indirectly by any person or related group of persons (other than us or a person that directly or indirectly controls, is controlled by, or is under common control with, us) of beneficial ownership of securities possessing more than fifty percent (50%) of the total combined voting power of our outstanding securities pursuant to a tender or exchange offer made directly to our stockholders which the Board does not recommend such stockholders to accept; (ii) a change in the composition of the Board over a period of 36 consecutive months or less such that a majority of the Board members ceases, by reason of one or more contested elections for Board membership, to be comprised of individuals who either (A) have been Board members continuously since the beginning of such period or (B) have been elected or nominated for election as Board members during such period by at least a majority of the Board members described in clause (A) who were still in office at the time such election or nomination was approved by the Board; (iii) a merger or consolidation in which securities possessing more than fifty percent (50%) of the total combined voting power of our outstanding securities are transferred to a person or persons different from the persons holding those securities immediately prior to such transaction, or (iv) the sale, transfer or other disposition of all or substantially all of our assets in complete liquidation or dissolution.

Compliance with Internal Revenue Code Section 162(m)

Section 162(m) of the Internal Revenue Code generally disallows a tax deduction to publicly held corporations for compensation exceeding $1.0 million paid to certain of the corporation’s executive officers. The limitation applies only to compensation that is not considered to be performance-based. The non-performance based compensation paid to our executive officers for the 2005 fiscal year did not exceed the $1.0 million limit per officer. The 2005 Stock Option / Stock Issuance Plan is structured so that compensation deemed paid to an executive officer in connection with the exercise of option grants may qualify as performance-based compensation not subject to the $1.0 million limitation, subject to our compliance with all of the requirements of Section 162(m). Because it is unlikely that the cash compensation payable to any of our executive officers in the foreseeable future will approach the $1.0 million limit, the Compensation Committee has decided at this time not to take any other action to limit or restructure the elements of cash compensation payable to our executive officers. The Compensation Committee will reconsider this decision should the individual compensation of any executive officer ever approach the $1.0 million level.

Principal and Selling Stockholders

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of November 1, 2006, for:

•	each of (i) our Chief Executive Officer, (ii) our Chief Financial Officer and (iii) each of our four other most highly compensated executed officers whose total cash salary and bonus for the fiscal year ended December 31, 2005 exceeded $100,000;

•	each of our directors;

•	all of our executive officers and directors as a group;

•	each person who we know beneficially owns more than 5% of our outstanding capital stock; and

•	the selling stockholder.

Beneficial ownership data in the table below has been calculated based on SEC rules requiring that all equity securities exercisable for or convertible into shares of our common stock within 60 days shall be deemed to be outstanding for the purpose of computing the percentage of ownership of any person holding such exercisable or convertible equity securities, but shall not be deemed to be outstanding for computing the percentage of ownership of any other person. Except as indicated by footnote, and subject to applicable community property laws, each person identified in the table possesses sole voting and investment power with respect to all capital stock shown to be held by that person. The percentage of beneficial ownership prior to this offering is based on 24,352,649 shares of our common stock outstanding as of November 1, 2006. The percentage ownership after this offering is based on the 24,352,649 shares outstanding as of November 1, 2006 and the 4,000,000 shares offered by us in the offering contemplated by this prospectus supplement.

The address of each named executive officer and director, unless indicated otherwise by footnote, is c/o Smith Micro Software, Inc., 51 Columbia, Suite 200, Aliso Viejo, California 92656.

	Beneficial			Beneficial
	Ownership			Ownership
	Prior to Offering		Shares	After Offering
Beneficial Owner	Number	Percent	Offered	Number	Percent

Named Executive Officers and Directors
William W. Smith, Jr.(1)	3,049,115	12.5%	500,000	2,549,115	9.0%
Andrew C. Schmidt(2)	71,666	*	—	71,666	*
David P. Sperling(3)	85,833	*	—	85,833	*
William R. Wyand(4)	78,333	*	—	78,333	*
Christopher G. Lippincott(5)	43,625	*	—	43,625	*
Thomas G. Campbell(6)	10,002	*	—	10,002	*
Samuel Gulko(7)	17,000	*	—	17,000	*
Ted Hoffman(8)	32,500	*	—	32,500	*
William C. Keiper(9)	25,000	*	—	25,000	*
Gregor J. Szabo(10)	26,000	*	—	26,000	*
All executive officers and directors as a group (10 persons)(11)	3,439,074	14.1%	500,000	2,939,074	10.4%
5% Stockholders
Rhonda L. Smith(12)	1,414,615	5.8%	—	1,414,615	5.0%

*	Represents beneficial ownership of less than 1%.

(1)	Includes 2,949,115 shares held in the name of The William W. Smith, Jr. Revocable Trust, of which Mr. Smith is the trustee, and 100,000 shares issuable upon the exercise of options that are currently exercisable or will become exercisable within 60 days after November 1, 2006.

(2)	Includes 16,666 shares issuable upon the exercise of options that are currently exercisable or will become exercisable within 60 days after November 1, 2006.

(3)	Includes 55,835 shares issuable upon the exercise of options that are currently exercisable or will become exercisable within 60 days after November 1, 2006.

(4)	Includes 52,083 shares issuable upon the exercise of options that are currently exercisable or will become exercisable within 60 days after November 1, 2006.

(5)	Includes 18,625 shares issuable upon the exercise of options that are currently exercisable or will become exercisable within 60 days after November 1, 2006.

(6)	Includes 5,000 shares issuable upon the exercise of options that are currently exercisable or will become exercisable within 60 days after November 1, 2006.

(7)	Includes 5,000 shares issuable upon the exercise of options that are currently exercisable or will become exercisable within 60 days after November 1, 2006.

(8)	Includes 15,000 shares issuable upon the exercise of options that are currently exercisable or will become exercisable within 60 days after November 1, 2006.

(9)	Includes 15,000 shares issuable upon the exercise of options that are currently exercisable or will become exercisable within 60 days after November 1, 2006.

(10)	Includes 15,000 shares issuable upon the exercise of options that are currently exercisable or will become exercisable within 60 days after November 1, 2006.

(11)	Includes 298,207 shares of common stock subject to stock options that are currently exercisable or will become exercisable within 60 days after November 1, 2006.

(12)	Represents 1,414,615 shares held in the name of the Rhonda L. Smith Living Trust, of which Ms. Smith is the trustee.

Certain United States Federal Income Tax Considerations
for Non-United States Holders

The following is a summary of certain United States federal income and estate tax considerations relating to the purchase, ownership and disposition of shares of our common stock applicable to non-United States holders. In general, a “non-United States holder” is a beneficial owner of our common stock who is an individual, corporation or other entity taxable as a corporation for United States federal income tax purposes, estate or trust, and is not:

•	an individual who is a citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation for United States federal income tax purposes that was created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate whose income is subject to United States federal income taxation regardless of its source; or

•	a trust (a) that is subject to the supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (b) that has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary is based on current provisions of the Internal Revenue Code, United States Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly with retroactive effect, so as to result in United States federal income tax consequences with respect to the purchase, ownership and disposition of shares of our common stock different from those described below. We assume in this summary that a non-United States holder holds shares of our common stock as a capital asset (generally property held for investment).

This summary does not address all aspects of United States federal income and estate taxation that may be important to a particular non-United States holder in light of that non-United States holder’s individual circumstances, nor does it address any aspects of state, local or non-United States taxes. This summary also does not consider any specific facts or circumstances that may apply to a non-United States holder subject to special treatment under the United States federal income tax laws, including without limitation:

•	banks, insurance companies or other financial institutions;

•	persons subject to the alternative minimum tax;

•	persons holding the common stock through a partnership or other pass-through entity;

•	tax-exempt organizations;

•	tax-qualified retirement plans;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	“controlled foreign corporations” or “passive foreign investment companies” as defined for United States federal income tax purposes;

•	corporations that accumulate earnings to avoid United States federal income tax;

•	persons who own, or are deemed to own, more than 5% of our company (except to the extent specifically set forth below);

•	S corporations;

•	certain United States expatriates;

•	persons that will hold common stock as a position in a hedging transaction, “straddle” or “conversion transaction” for tax purposes; or

•	persons deemed to sell our common stock under the constructive sale provisions of the Internal Revenue Code.

If a partnership or other entity taxable as a partnership for United States federal income tax purposes holds shares of our common stock, the tax treatment of a partner of such partnership or member of such pass-through entity generally will depend upon the status of such partner or member and the activities of the partnership or pass-through entity. Any partner in a partnership or member in a pass-through entity holding shares of our common stock should consult its own tax advisors.

YOU ARE URGED TO CONSULT YOUR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME AND ESTATE TAX LAWS TO YOUR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL, OR FOREIGN TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Dividends

We have not paid and do not expect to pay dividends on shares of our common stock in the foreseeable future. However, if we do pay dividends on shares of our common stock, such distributions will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that is applied against and reduces, but not below zero, a non-United States holder’s adjusted tax basis in shares of our common stock. Any remaining excess will be treated as gain realized on the sale or other disposition of our common stock. See “— Gain on Sale or Other Disposition of Common Stock.”

In general, any dividend paid to a non-United States holder will be subject to withholding of United States federal income tax at a rate of 30% of the gross amount. The withholding tax might not apply or might apply at a reduced rate under the terms of an applicable income tax treaty between the United States and the non-United States holder’s country of residence. In order to receive a reduced treaty rate, a non-United States holder must demonstrate its entitlement to treaty benefits by certifying, among other things, its nonresident status. A non-United States holder generally can meet this certification requirement by providing an Internal Revenue Service Form W-8BEN or appropriate substitute form to us or our paying agent. If a non-United States holder holds our stock through a financial institution or other agent acting on the non-United States holder’s behalf, the non-United States holder will be required to provide appropriate documentation to the agent. The non-United States holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. For payments made to a foreign partnership or other pass-through entity, the certification requirements generally apply to the partners or the members rather than to the partnership or the pass-through entity, and the partnership or pass-through entity must provide the partners’ or members’ documentation to us or our paying agent.

Dividends paid to a non-United States holder that are effectively connected with a trade or business carried on by the non-United States holder within the United States (or, if an income tax treaty applies, are attributable to a permanent establishment maintained by the non-United States holder in the United States) generally will not be subject to the withholding tax described above if the non-United States holder provides certain properly executed forms, including Internal Revenue Service Form W-8ECI (or any successor form), and other requirements are met prior to the payment of the dividend, and will instead be subject to United States federal income tax on a net income basis, in the same manner as if the non-United States holder were a resident of the United States. A non-United States holder that is a corporation may under certain circumstances be subject to an additional “branch profits tax” at a rate of 30% (or a reduced rate as may be specified by an applicable income tax treaty) on that portion of its earnings and profits that is effectively connected with its United States trade or business, subject to certain adjustments.

Gain on Sale or Other Disposition of Common Stock

In general, a non-United States holder will not be subject to United States federal income tax on any gain realized on the sale or other disposition of shares of our common stock unless:

•	the gain is effectively connected with a trade or business carried on by the non-United States holder within the United States (or, if an income tax treaty applies, the gain is attributable to a permanent establishment maintained by the non-United States holder in the United States), in which case a non-United States holder will be subject to United States federal income tax on any gain realized upon the sale or other disposition on a net income basis at regular graduated rates, in the same manner as if the non-United States holder were a resident of the United States. Furthermore, the branch profits tax discussed above may also apply if the non-United States holder is a corporation;

•	the non-United States holder is an individual and is present in the United States for 183 days or more in the taxable year of sale or other disposition and certain other conditions are met, in which case the non-United States holder will be subject to United States federal income tax at a 30% rate (or reduced rate as may be specified by an applicable income tax treaty) on any gain realized upon the sale or other disposition, which tax may be offset by United States source capital losses;

•	the non-United States holder was a citizen or resident of the United States and is subject to special rules that apply to expatriates; or

•	we are or have been a “United States real property holding corporation,” or a USRPHC, for United States federal income tax purposes at any time within the shorter of the five-year period preceding the disposition and the non-United States holder’s holding period. We do not believe that we are or have been a USRPHC, and we do not anticipate becoming a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our United States real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock generally will be treated as United States real property interests only with respect to a non-United States holder that actually owns or constructively holds more than 5% of such regularly traded common stock.

United States Federal Estate Tax

Shares of our common stock that are owned or treated as owned by an individual who is not a citizen or resident (as defined for United States federal estate tax purposes) of the United States at the time of death will be includible in the individual’s gross estate for United States federal estate tax purposes and therefore may be subject to United States federal estate tax, unless an applicable estate tax treaty between the United States and the decedent’s country of residence provides otherwise.

Backup Withholding, Information Reporting and Other Reporting Requirements

Generally, we must report annually to the Internal Revenue Service and to each non-United States holder the amount of dividends paid to, and any tax withheld with respect to, each non-United States holder. These reporting requirements apply regardless of whether withholding is reduced by an applicable tax treaty. The Internal Revenue Service may make the information returns reporting such dividends and withholding available to the tax authorities in the country in which the non-United States holder resides or is established.

A non-United States holder of shares of our common stock will be subject to backup withholding tax (at a current rate of 28%) on dividends we pay unless the holder certifies, under penalties of perjury, among other things, its status as a non-United States holder (and we or our paying agent do not have actual knowledge or reason to know the holder is a United States person or that the conditions of any other exemption are not, in fact, satisfied) or otherwise establishes an exemption. The certification procedures to claim treaty benefits described under “— Dividends” will generally satisfy the certification requirements necessary to avoid the backup withholding tax.

Under the United States Treasury regulations, the payment of proceeds from the disposition of shares of our common stock by a non-United States holder made to or through a United States office of a broker generally will be subject to information reporting and backup withholding unless the beneficial owner certifies, under penalties of perjury, among other things, its status as a non-United States holder (and we or our paying agent do not have actual knowledge or reason to know the holder is a United States person) or otherwise establishes an exemption. The payment of proceeds from the disposition of shares of our common stock by a non-United States holder made to or through a non-United States office of a broker generally will not be subject to backup withholding and information reporting, except as noted below. In the case of proceeds from a disposition of shares of our common stock by a non-United States holder made to or through a non-United States office of a broker that is:

•	a United States person (including a foreign branch or office of such person);

•	a “controlled foreign corporation” for United States federal income tax purposes;

•	a foreign person 50% or more of whose gross income from certain periods is effectively connected with a United States trade or business; or

•	a foreign partnership if at any time during its tax year (a) one or more of its partners are United States persons who, in the aggregate, hold more than 50% of the income or capital interests of the partnership or (b) the foreign partnership is engaged in a United States trade or business;

information reporting (but not backup withholding) will apply unless the broker has documentary evidence in its files that the beneficial owner is a non-United States holder and certain other conditions are satisfied, or the beneficial owner otherwise establishes an exemption (and the broker has no actual knowledge or reason to know to the contrary).

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-United States holder can be refunded or credited against the non-United States holder’s United States federal income tax liability, if any, if the required information is furnished to the Internal Revenue Service in a timely manner.

THE FOREGOING SUMMARY OF CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, EACH PROSPECTIVE HOLDER OF SHARES OF OUR COMMON STOCK SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISOR WITH RESPECT TO THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK.

Underwriting

Smith Micro and the selling stockholder are offering the shares of common stock described in this prospectus through a number of underwriters. UBS Securities LLC will act as sole book-running manager and C.E. Unterberg, Towbin, LLC, Needham & Company, LLC, Merriman Curhan Ford & Co. and ThinkEquity Partners LLC will act as co-managers for this offering. We and the selling stockholder have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives, UBS Securities LLC, C.E. Unterberg, Towbin, LLC, Needham & Company, LLC, Merriman Curhan Ford & Co. and ThinkEquity Partners LLC, have severally agreed to purchase from Smith Micro and the selling stockholder, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the following respective number of shares of common stock for sale to the public:

Underwriters	Number of Shares

UBS Securities LLC	2,250,000
C.E. Unterberg, Towbin, LLC	675,000
Needham & Company, LLC	675,000
Merriman Curhan Ford & Co.	562,500
ThinkEquity Partners LLC	337,500

Total	4,500,000

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until the option is exercised.

Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus supplement. Any shares sold by the underwriters to certain securities dealers may be sold at a discount of up to $0.49 per share from the public offering price. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $0.10 per share from the public offering price. If all the shares are not sold at the public offering price, the representatives may change the offering price and the other selling terms. After the public offering of the shares, the offering price and other selling terms may be changed by the underwriters.

The underwriters have an option to buy up to 675,000 additional shares of common stock from Smith Micro to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. They may exercise that option for 30 days from the date of this prospectus supplement. If any shares are purchased pursuant to this over-allotment option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered to the public by this prospectus supplement.

The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by Smith Micro and the selling stockholder. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to 675,000 additional shares.

Paid by Smith Micro	No Exercise	Full Exercise

Per Share	$0.826	$0.826
Total	$3,304,000	$3,861,550

Paid by the Selling Stockholder	No Exercise	Full Exercise

Per Share	$0.826	$0.826
Total	$413,000	$413,000

In addition, Smith Micro estimates that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $300,000. All of these expenses will be borne by it.

Smith Micro, its directors and executive officers and the selling stockholder have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any shares of our common stock or securities convertible into or exchangeable for shares of common stock at any time through the date 90 days after the date of this prospectus supplement, except with the prior written consent of UBS Securities LLC, on behalf of the representatives. These restrictions shall not apply to Smith Micro for (a) sales of common stock in this offering, (b) awards of restricted stock and grants of options under our existing equity compensation plans, (c) issuances of shares of common stock upon the exercise of options granted under our existing equity compensation plans and (d) certain issuances of shares of common stock in connection with acquisitions.

Under certain circumstances, if Smith Micro releases earnings results or material news or a material event relating to Smith Micro occurs during the last 17 days of the lock-up period, or if prior to the expiration of the lock-up period Smith Micro announces that it will release earnings during the 15-day period following the last day of the lock-up period, then the lock-up period automatically will be extended until the end of the 18-day period beginning on the date of the earnings release or the occurrence of material news or a material event unless UBS Securities LLC, on behalf of the representatives, waives such extension in writing.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from Smith Micro in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the Nasdaq Global Market, in the over-the-counter market or otherwise.

In connection with this offering, certain underwriters and selling group members, if any, who are qualified market makers on the Nasdaq Global Market may engage in passive market making transactions in our common stock on the Nasdaq Global Market in accordance with Rule 103 of Regulation M under the Exchange Act. In general a passive market maker must display its bid at a price not in excess of the highest independent bid of such security; if all independent bids are lowered below the passive market maker’s bid, however, such bid must then be lowered when certain purchase limits are exceeded.

Smith Micro and the selling stockholder have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Smith Micro common stock is traded on the on the Nasdaq Global Market under the symbol “SMSI.”

Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory, commercial banking and investment banking services for us, for which they received or will receive customary fees and expenses.

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more underwriters or by their affiliates. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

Notice to Investors

Although no action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus in that jurisdiction, certain shares may be offered outside the United States subject to the restrictions described below for the relevant jurisdictions. Of the offered shares, none have been specifically designated for sales outside the United States.

European Economic Area

With respect to each Member State of the European Economic Area which has implemented Directive 2003/71/EC, including any applicable implementing measures, or the Prospectus Directive, from and including the date on which the Prospectus Directive is implemented in that Member State, the offering of our common stock in this offering is only being made: (1) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities; (2) to any legal entity which has two or more of (a) an average of at least 250 employees during the last financial year; (b) a total balance sheet of more than €443,000,000 and (c) an annual net turnover of more than €450,000,000, as shown in its last annual or consolidated accounts; or (3) in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

United Kingdom

Without limitation to the other restrictions referred to herein, this prospectus is directed only at (1) persons outside the United Kingdom, (2) persons who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005; or (3) high net worth bodies corporate, unincorporated associations or partnerships and trustees of high value trusts as defined in Article 49(2) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005. Any persons within the United Kingdom who receive this communication that do not who fall within (2) or (3) above should not rely or act upon this communication.

Legal Matters

The validity of the shares of common stock offered hereby will be passed upon for us by Morrison & Foerster LLP, Los Angeles, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by O’Melveny & Myers LLP, Menlo Park, California.

Experts

The financial statements and the related financial statement schedule as of and for each of the two years in the period ended December 31, 2004 incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2005 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Our financial statements as of December 31, 2005 and for the year ended December 31, 2005 appearing in our Annual Report on Form 10-K for the year ended December 31, 2005, have been audited by Singer Lewak Greenbaum & Goldstein LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Where You Can Find More Information

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that we file at the SEC’s public reference rooms at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC’s website at http://www.sec.gov.

We have filed with the SEC a registration statement on Form S-3 with respect to the shares of common stock offered by this prospectus supplement. Pursuant to SEC rules, this prospectus supplement, which forms a part of the registration statement, does not contain all of the information in the registration statement and its exhibits and schedules. You may read or obtain a copy of the registration statement from the SEC in the manner described above.

Incorporation of Certain Documents by Reference

The SEC allows us to “incorporate by reference” information into this prospectus supplement, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference into this prospectus supplement is deemed to be part of this prospectus supplement, except for any information superseded by information contained directly in this prospectus supplement or contained in another document filed with the SEC in the future which itself is incorporated into this prospectus supplement. This prospectus supplement incorporates by reference the documents listed below that we have previously filed with the SEC:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2005 filed with the SEC on March 31, 2006;

•	Our Current Reports on Form 8-K filed with the SEC on April 3, 2006, April 7, 2006, November 30, 2006 and December 5, 2006;

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 filed with the SEC on May 15, 2006;

•	Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 filed with the SEC on August 14, 2006;

•	Our Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 filed with the SEC on November 14, 2006; and

•	The description of our common stock contained in our Registration Statement on Form 8-A (File No. 000-26536) filed with the SEC on July 31, 1995, together with Amendment No. 1 filed with the SEC on September 7, 1995.

We also incorporate by reference all reports and other documents that we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this prospectus and prior to the termination of this offering (except for information and exhibits furnished under our current reports on Form 8-K) and all such reports and documents will be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such reports and documents. Any statement incorporated herein shall be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement. Notwithstanding the foregoing, we are not incorporating any document or information deemed to have been furnished and not filed in accordance with SEC rules.

We will provide without charge to each person to whom this prospectus is delivered, upon written or oral request of such person, a copy of any or all of the documents incorporated by reference into this prospectus supplement. Requests for documents should be submitted in writing to Attn: Secretary, Smith Micro Software, Inc., 51 Columbia, Suite 200, Aliso Viejo, California 92656, or by telephone at (949) 362-5800. Our website is http://www.smithmicro.com. Information available on our website does not constitute part of this prospectus.

Changes in Independent Registered Public Accounting Firm

On April 17, 2005, Deloitte & Touche LLP (“Deloitte”) advised the Audit Committee that it declined to stand for re-appointment as our independent registered public accounting firm, and would resign upon completion of its review of our interim financial statements to be included in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005. Deloitte’s report on our consolidated financial statements for the years ended December 31, 2003 and 2004 did not contain any adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles. During the two year period ended December 31, 2004, and the period from January 1, 2005, through the date of Deloitte’s resignation, there were no disagreements between us and Deloitte on any matter of accounting principles or practice, financial statement disclosure, or auditing scope or procedure, which, if not resolved to Deloitte’s satisfaction, would have caused Deloitte to make reference to the subject matter of such disagreements in connection with the issuance of its report on our financial statements. During the two year period ended December 31, 2004, and the period from January 1, 2005, through the date of its resignation, Deloitte did not advise us that any “reportable events” (as described in Item 304(a)(1)(v) of Regulation S-K) had occurred.

On May 27, 2005, the Audit Committee appointed BDO Seidman, LLP (“BDO”) as our independent registered public accounting firm for the fiscal year ending December 31, 2005. During the two year period ended December 31, 2004 and the period from January 1, 2005 through the date BDO was engaged, we did not consult with BDO regarding any of the items described under Item 304(a)(1)(iv)(b), Item 304(a)(2) or Item 304(b) of Regulation S-K. On December 8, 2005, our Audit Committee dismissed BDO as our independent registered public accounting firm. On the same date, our Audit Committee engaged Singer Lewak Greenbaum & Goldstein, LLP (“Singer Lewak”) as our independent registered public accounting firm to audit our financial statements for the year ending December 31, 2005. BDO had not been asked to provide, nor has it provided, any report on our financial statements. We did not have any disagreement with BDO, regardless whether resolved, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure. During the period from May 27, 2005, when BDO was initially engaged, through the date of its dismissal, BDO did not advise us that any “reportable events,” as defined in Item 304(a)(1)(v) of Regulation S-K, had occurred.

During the two year period ended December 31, 2004, and during the interim period ended December 8, 2005, we did not consult with Singer Lewak regarding any of the items described under Item 304(a)(1)(iv)(b), Item 304(a)(2) or Item 304(b) of Regulation S-K.

PROSPECTUS

$91,710,000

Common Stock

We may offer and sell from time to time shares of our common stock in one or more offerings in amounts, at prices and on the terms that we will determine at the time of offering, with an aggregate initial offering price of up to $91,710,000. Each time we sell common stock, we will provide specific terms of the securities offered in a supplement to this prospectus. The prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and the applicable prospectus supplement carefully before you invest in any securities. This prospectus may not be used to consummate a sale of securities unless accompanied by the applicable prospectus supplement.

We will sell these securities directly to our stockholders or to purchasers or through agents on our behalf or through underwriters or dealers as designated from time to time. If any agents or underwriters are involved in the sale of any of these securities, the applicable prospectus supplement will provide the names of the agents or underwriters and any applicable fees, commissions or discounts.

In addition, the selling stockholders may from time to time sell up to 500,000 shares of common stock. In the prospectus supplement relating to any sales by the selling stockholders, we will identify the selling stockholders and the number of shares of our common stock that the selling stockholders will be selling. We will not receive any of the proceeds from the sale of our common stock by the selling stockholders.

Our common stock is quoted on The Nasdaq Global Market under the symbol “SMSI.” On October 31, 2006, the last sale price for our common stock as reported on The Nasdaq Global Market was $17.01 per share. We recommend that you obtain current market quotations for our common stock prior to making an investment decision.

Investing in our common stock involves risks. You should carefully consider the risk factors beginning on page 3 of this prospectus as well as the sections entitled “Risk Factors” in any prospectus supplement and the documents we file with the Securities and Exchange Commission, which are incorporated by reference into this prospectus, before purchasing any of the common stock offered by this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 31, 2006.

You should rely only on the information contained in or incorporated by reference into this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus is not an offer to sell, nor is it seeking an offer to buy, the securities offered by this prospectus in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, using a “shelf” registration process. Under this shelf registration process, from time to time, we may sell common stock in one or more offerings up to a total dollar amount of $91,710,000 and the selling stockholders may sell up to 500,000 shares of common stock in one or more offerings. Each time we or the selling stockholders offer to sell common stock under this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering. We may also add, update or change in a prospectus supplement any of the information contained in this prospectus or in documents we have incorporated by reference into this prospectus. This prospectus, together with the applicable prospectus supplements and the documents incorporated by reference into this prospectus, includes all material information relating to this offering. To the extent that any statement that we make in a prospectus supplement is inconsistent with statements made in this prospectus, the statements made in this prospectus will be deemed modified or superseded by those made in a prospectus supplement. You should read both this prospectus and any prospectus supplement together with additional information described under “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference.”

OVERVIEW

In this prospectus, the terms “Smith Micro,” “we,” “us” and “our” refer to Smith Micro Software, Inc. and its subsidiaries.

Smith Micro develops and markets software solutions for the wireless industry. We sell our products to some of the world’s leading wireless companies as well as to consumers. Our products focus on wireless data connectivity, including wireless wide area networks (WWAN) and wireless local area networks (WLAN), as well as software to manage music and other digital content, including images and full motion video, on a mobile device. We also offer file compression technology, which enables more efficient wireless data communications. We target our software products to original equipment manufacturers (OEMs), particularly wireless service carriers and mobile device manufacturers, as well as consumers. Smith Micro’s long-standing product design philosophy has been to enhance, simplify and streamline the consumer experience from initial purchase and installation to first use.

We were incorporated in California in November 1983, and we reincorporated in Delaware in July 1995. Our common stock is quoted on The Nasdaq Global Market under the symbol “SMSI.” Our principal executive offices are located at 51 Columbia, Suite 200, Aliso Viejo, CA 92656, and our telephone number is (949) 362-5800. Our website is at http://www.smithmicro.com. Information available on our website does not constitute part of this prospectus.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described in the section entitled “Risk Factors” in any prospectus supplement as well as under “Item 4. Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in our most recent annual report on Form 10-K and under “Part II, Item 1A. Risk Factors” in our most recent quarterly report on Form 10-Q, both of which have been filed with the SEC and are incorporated herein by reference in their entirety, as well as other information in this prospectus, any prospectus supplement, and any other documents or reports incorporated by reference herein before purchasing any of our securities. Each of the risks described in these sections and documents could materially and adversely affect our business, financial condition, results of operations and prospects, and could result in a loss of your investment.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference into this prospectus contain forward-looking statements regarding Smith Micro which include, but are not limited to, statements concerning projected revenues, expenses, gross profit and income, the competitive factors affecting our business, market acceptance of products, customer concentration, the success and timing of new product introductions, the protection of our intellectual property, and the need for additional capital. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management’s beliefs, and certain assumptions made by us. Words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “potential,” “believes,” “seeks,” “estimates,” “should,” “may,” “will” and variations of these words or similar expressions are intended to identify forward-looking statements. Forward-looking statements also include the assumptions underlying or relating to any of the foregoing statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. Such factors include, but are not limited to the following:

•	our ability to predict consumer needs, introduce new products, gain broad market acceptance for such products and ramp up manufacturing in a timely manner;

•	market acceptance of mobile applications, including end-user adoption of mobile and media services;

•	the intensity of the competition and our ability to successfully compete;

•	the pace at which the market for new products develop;

•	the response of competitors, many of whom are bigger and better financed than us;

•	our ability to successfully execute our business plan and control costs and expenses;

•	our ability to protect our intellectual property and our ability to not infringe on the rights of others;

•	ability to integrate acquisitions; and

•	those additional factors which are listed under the section “Risk Factors” beginning on page 3 of this prospectus as well as the sections entitled “Risk Factors” in any prospectus supplement or in the documents we file with the SEC, which are incorporated by reference into this prospectus.

We caution you not to place undue reliance on our forward-looking information and statements. We do not undertake any obligation to revise or update publicly any forward-looking information and statements for any reason. All forward-looking statements attributable to us are expressly qualified by our cautionary statements.

USE OF PROCEEDS

Unless otherwise indicated in any prospectus supplement, we intend to use the net proceeds from the sale of our common stock under this prospectus for general corporate purposes. Until the net proceeds have been used, they will be invested in short-term marketable securities in accordance with our investment policy. If we elect at the time of the sale of our common stock to make different or more specific use of proceeds other than as described in this prospectus, the change in use of proceeds will be described in the applicable prospectus supplement.

We will not receive any of the proceeds from the sale of common stock by the selling stockholders.

SELLING STOCKHOLDERS

The selling stockholders, including their transferees, pledgees or donees or their successors, may from time to time offer and sell pursuant to this prospectus and the applicable prospectus supplement up to an aggregate of 500,000 shares of our common stock. Such shares were issued to the selling stockholders from time to time since our inception in connection with founders’ or compensatory transactions that were exempt from the registration requirements of the Securities Act of 1933.

We will identify the selling stockholders in a prospectus supplement filed pursuant to Securities Act Rule 424(b)(7), as permitted by Rule 430B(b).

PLAN OF DISTRIBUTION

Company Distribution

We may sell the securities from time to time to investors directly or through agents or pursuant to underwritten public offerings, negotiated transactions, block trades or a combination of these methods. We may sell the securities (1) through underwriters or dealers, (2) through agents and/or (3) directly to one or more purchasers in those jurisdictions which we are authorized to do so.

We may distribute the securities from time to time in one or more transactions at:

•	a fixed price or prices, which may be changed;

•	market prices prevailing at the time of sale;

•	prices related to such prevailing market prices; or

•	negotiated prices.

We may solicit directly offers to purchase the securities being offered by this prospectus. We may also designate agents to solicit offers to purchase the securities from time to time. We will name in a prospectus supplement any agent involved in the offer or sale of our securities.

We may also, from time to time, authorize dealers, acting as our agents, to offer and sell securities upon the terms and conditions set forth in the applicable prospectus supplement. The dealer may then resell the securities to the public at varying prices to be determined by the dealer at the time of resale.

If we utilize an underwriter in the sale of the securities being offered by this prospectus, we will execute an underwriting agreement with the underwriter at the time of sale and we will provide the name of any underwriter in the prospectus supplement that the underwriter will use to make resales of the securities to the public. In connection with the sale of the securities, we, or the purchasers of securities for whom the underwriter may act as agent, may compensate the underwriter in the form of underwriting discounts or commissions. The underwriter may sell the securities to or through dealers, and the underwriter may compensate those dealers in the form of discounts, concessions or commissions.

We will provide in the applicable prospectus supplement any compensation we pay to underwriters, dealers or agents in connection with the offering of the securities, any discounts, concessions or commissions allowed by underwriters to participating dealers, and any over-allotment options under which underwriters may purchase additional securities from us. Underwriters, dealers and agents participating in the distribution of the securities may be deemed to be underwriters within the meaning of the Securities Act and any discounts and commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions. The maximum compensation that we will pay to any member of the National Association of Securities Dealers, Inc. in connection with any underwritten public offering will not exceed 8% of the gross proceeds of the offering. We may enter into agreements to indemnify underwriters, dealers and agents against civil liabilities, including liabilities under the Securities Act, or to contribute to payments they may be required to make in respect thereof.

Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time. We may determine the price or other terms of the common stock offered under this prospectus by use of an electronic auction. We will describe how any auction will determine the price or any other terms, how potential investors may participate in the auction and the nature of the obligations of the underwriter, dealer or agent in the applicable prospectus supplement.

We may authorize underwriters, dealers or agents to solicit offers by certain purchasers to purchase the common stock from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. The contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth any commissions we pay for solicitation of these contracts.

The securities may or may not be listed on a national securities exchange. To facilitate the offering of securities, certain persons participating in the offering may engage in transactions that stabilize, maintain or otherwise affect the price of the securities. This may include over-allotments or short sales of the securities, which involves the sale by persons participating in the offering of more securities than we sold to them. In these circumstances, these persons would cover such over-allotments or short positions by making purchases in the open market or by exercising their over-allotment option. In addition, these persons may stabilize or maintain the price of the securities by bidding for or purchasing securities in the open market or by imposing penalty bids, whereby selling concessions allowed to dealers participating in the offering may be reclaimed if securities sold by them are repurchased in connection with stabilization transactions. The effect of these transactions may be to stabilize or maintain the market price of the securities at a level above that which might otherwise prevail in the open market. These transactions may be discontinued at any time.

The underwriters, dealers or agents and their associates may engage in transactions with us, or perform services for us, in the ordinary course of business for which they receive compensation.

To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution.

Selling Stockholder Distribution

The shares covered by this prospectus may be offered and sold from time to time by the selling stockholders. The term “selling stockholders” includes donees, pledgees, transferees or other successors-in-interest selling shares received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other non-sale related transfer. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. Such sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and under terms then prevailing or at prices related to the then current market price or in negotiated transactions. The selling stockholders may sell their shares by one or more of, or a combination of, the following methods:

•	in conjunction with an underwritten offering by us;

•	purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	block trades in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	an over-the-counter distribution in accordance with the rules of the Nasdaq Global Market;

•	in privately negotiated transactions; and

•	in options transactions.

In addition, any shares that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.

To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In connection with distributions of the shares or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of the common stock in the course of hedging the positions they assume with selling stockholders. The selling stockholders may also sell the common stock short and redeliver the shares to close out such short positions. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The selling stockholders may also pledge shares to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution, may effect sales of the pledged shares pursuant to this prospectus (as supplemented or amended to reflect such transaction).

In effecting sales, broker-dealers or agents engaged by the selling stockholders may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the selling stockholders in amounts to be negotiated immediately prior to the sale.

In offering the shares covered by this prospectus, the selling stockholders and any broker-dealers who execute sales for the selling stockholders may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. Any profits realized by the selling stockholders and the compensation of any broker-dealer may be deemed to be underwriting discounts and commissions.

In order to comply with the securities laws of certain states, if applicable, the shares must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act

We have agreed to indemnify the selling stockholders and any brokers, dealers and agents who may be deemed to be underwriters, if any, of the common stock offered by this prospectus, against specified liabilities, including liabilities under the Securities Act. The selling stockholders have agreed to indemnify us against specified liabilities.

At the time a particular offer of shares is made, if required, a prospectus supplement will be distributed that will set forth the number of shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

LEGAL MATTERS

The validity of the shares of our common stock offered by this prospectus will be passed upon by Morrison & Foerster LLP, Los Angeles, California.

EXPERTS

The financial statements and the related financial statement schedule as of and for each of the two years in the period ended December 31, 2004 incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2005 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Our financial statements as of December 31, 2005 and for the year ended December 31, 2005 appearing in our Annual Report on Form 10-K for the year ended December 31, 2005, have been audited by Singer Lewak Greenbaum & Goldstein LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, or the SEC. You may read and copy any reports, statements or other information that we file at the SEC’s public reference rooms at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC’s website at http://www.sec.gov.

We have filed with the SEC a registration statement on Form S-3 with respect to the shares of common stock offered by this prospectus. Pursuant to SEC rules, this prospectus, which forms a part of the registration statement, does not contain all of the information in the registration statement and its exhibits and schedules. You may read or obtain a copy of the registration statement from the SEC in the manner described above.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference into this prospectus is deemed to be part of this prospectus, except for any information superseded by information contained directly in this prospectus or contained in another document filed with the SEC in the future which itself is incorporated into this prospectus. This prospectus incorporates by reference the documents listed below that we have previously filed with the SEC:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2005 filed with the SEC on March 31, 2006;

•	Our Current Reports on Form 8-K filed with the SEC on April 3, 2006 and April 7, 2006;

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 filed with the SEC on May 15, 2006

•	Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 filed with the SEC on August 14, 2006; and

•	The description of our common stock contained in our Registration Statement on Form 8-A (File No. 000-26536) filed with the SEC on July 31, 1995, together with Amendment No. 1 filed with the SEC on September 7, 1995.

We also incorporate by reference all reports and other documents that we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this prospectus and prior to the termination of this offering (except for information and exhibits furnished under our current reports on Form 8-K) and all such reports and documents will be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such reports and documents. Any statement incorporated herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We will provide without charge to each person to whom this prospectus is delivered, upon written or oral request of such person, a copy of any or all of the documents incorporated by reference into this prospectus. Requests for documents should be submitted in writing to the Secretary, at Smith Micro Software, Inc., 51 Columbia, Suite 200, Aliso Viejo, California 92656, or by telephone at (949) 362-5800. Our website is at http://www.smithmicro.com. Information available on our website does not constitute part of this prospectus.

DISCLOSURE OF SEC POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.